         As filed with the Securities and Exchange Commission on June 3, 1999
                                                      Registration No. 333-76067

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                 -------------------


                                   AMENDMENT NO. 1
                                          TO
                                       FORM S-3
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                 -------------------

                            KANEB PIPE LINE PARTNERS, L.P.
                (Exact name of registrant as specified in its charter)

                 DELAWARE                                75-2287571
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)


                            2435 NORTH CENTRAL EXPRESSWAY
                                 RICHARDSON, TX 75080
                                    (972) 699-4000
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 -------------------

                                  EDWARD D. DOHERTY
                            2435 NORTH CENTRAL EXPRESSWAY
                                 RICHARDSON, TX 75080
                                    (972) 699-4000
              (Name, address, including zip code, and telephone number,
                      including area code, of agent for service)

                                 -------------------
                                      Copies to:

      FULBRIGHT & JAWORSKI L.L.P.               ANDREWS & KURTH L.L.P.
       1301 MCKINNEY, SUITE 5100                   4200 CHASE TOWER
           HOUSTON, TX 77010                          600 TRAVIS
            (713) 651-5151                        HOUSTON, TX 77002
       ATTENTION: JOHN A. WATSON                    (713) 220-4200
                                          ATTENTION: WILLIAM N. FINNEGAN, IV

                                 -------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective, as determined by market conditions.

                                 -------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /




                                 -------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SUBJECT TO COMPLETION, DATED JUNE 3, 1999


PROSPECTUS
                                   5,000,000 UNITS
                            KANEB PIPE LINE PARTNERS, L.P.

                        REPRESENTING LIMITED PARTNER INTERESTS

                                 -------------------

     We may from time to time offer and sell up to 5,000,000 of our units with this prospectus. We will decide the prices and terms of the sales at the time of each offering and will describe them in a supplement to this prospectus.


     We may use this prospectus to offer or sell units only if a prospectus supplement accompanies it. The prospectus supplement will contain important information about us and the units that this prospectus does not include. You should read both this prospectus and the prospectus supplement carefully.


     We may sell these units to underwriters or dealers, or we may sell them directly to other purchasers. See "Plan of Distribution." The prospectus supplement will list any underwriters and the compensation that they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling these units, after we pay our share of the expenses of the offering.


     The New York Stock Exchange has listed our units under the symbol "KPP."


     Our address is 2435 North Central Expressway, Richardson, Texas 75080, and our telephone number is (972) 699-4055.

     YOU SHOULD CAREFULLY READ AND CONSIDER THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE BUYING UNITS.

                                 -------------------

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    ----------------------------------------------------------------------------
     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE, AND WE MAY CHANGE IT. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
    ----------------------------------------------------------------------------



                    The date of this prospectus is         , 1999

                                  TABLE OF CONTENTS

                                                                                 Page
                                                                                 ----
ABOUT KANEB PARTNERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
ABOUT THIS PROSPECTUS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
   Risks Inherent in Our Business. . . . . . . . . . . . . . . . . . . . . . . . . .4
   Risks Relating to Year 2000 Problems. . . . . . . . . . . . . . . . . . . . . . .6
   Risks Relating to Our Partnership Structure . . . . . . . . . . . . . . . . . . .6
   Tax-Related Risks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .9
WHERE YOU CAN FIND MORE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . 11
FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS. . . . . . . . . . . . . . . . . . 12
KANEB PARTNERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
CASH DISTRIBUTIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
   General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
   Quarterly Distributions of Available Cash . . . . . . . . . . . . . . . . . . . 16
   Distributions of Cash from Interim Capital Transactions . . . . . . . . . . . . 17
   Adjustment of the Target Distributions. . . . . . . . . . . . . . . . . . . . . 17
   Distributions of Cash Upon Liquidation. . . . . . . . . . . . . . . . . . . . . 18
   Defined Terms . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES . . . . . . . . . . . . . . . 23
   Fiduciary Responsibility of the General Partner . . . . . . . . . . . . . . . . 25
FEDERAL INCOME TAX CONSIDERATIONS. . . . . . . . . . . . . . . . . . . . . . . . . 27
   Partnership Status. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
   Partner Status. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
   Tax Consequences of Unit Ownership. . . . . . . . . . . . . . . . . . . . . . . 31
   Allocation of Partnership Income, Gain, Loss and Deduction. . . . . . . . . . . 33
   Uniformity of Units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
   Tax Treatment of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . 35
   Disposition of Units. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39
   Administrative Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 40
STATE AND OTHER TAX CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . 43
INVESTMENT IN KANEB PARTNERS BY EMPLOYEE BENEFIT PLANS . . . . . . . . . . . . . . 45
PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
LEGAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48

                                 -------------------


     You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where they do not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

                               ABOUT KANEB PARTNERS



     We are a publicly held Delaware limited partnership engaged in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. Kaneb Pipe Line Company, a wholly owned subsidiary of Kaneb Services, Inc., serves as our general partner.


     As used in this prospectus, "we," "us," "our" and "Kaneb Partners" mean Kaneb Pipe Line Partners, L.P. and include our subsidiary operating companies.


                                ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration process. Under this shelf registration process, we may sell up to 5,000,000 of the units described in this prospectus in one or more offerings. This prospectus generally describes us and the units. Each time we sell units with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of June 3, 1999. You should carefully read both this prospectus and any prospectus supplement and the additional information described under the heading "Where You Can Find More Information."

                                     RISK FACTORS

      You should consider the following risk factors, together with other information contained in this prospectus, any prospectus supplement and the information we have incorporated by reference.

RISKS INHERENT IN OUR BUSINESS


      OUR RATES MAY BE LIMITED BY FERC REGULATIONS.



      The Federal Energy Regulatory Commission, pursuant to the Interstate Commerce Act, regulates the tariff rates for our interstate common carrier pipeline operations. To be lawful under that Act, tariff rates must be just and reasonable and not unduly discriminatory. Shippers may protest, and the FERC may investigate, the lawfulness of new or changed tariff rates. The FERC can suspend those tariff rates for up to seven months. It can also require refunds of amounts collected under rates ultimately found unlawful. The FERC may also challenge tariff rates that have become final and effective. Because of the complexity of rate making, the lawfulness of any rate is never assured.



      The FERC's primary rate making methodology is price indexing. We use this methodology in approximately half of our markets. With FERC approval, we use market based rates in our other markets. The indexing method allows a pipeline to increase its rates by a percentage equal to the Producer Price Index for Finished Goods minus 1%. If the index rises by less than 1% or falls, we will be required to reduce our rates that are based on the FERC's price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. The FERC's rate making methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. If this occurs, it could adversely affect us. Competition constrains our rates in all of our markets. As a result we may from time to time be forced to reduce some of our rates to remain competitive.



      UNCERTAINTIES IN CALCULATING COST OF SERVICE FOR RATE-MAKING PURPOSES.



      In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership's cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and other entities. If we were to become involved in a contested rate proceeding, this issue could be raised by an adverse party in that proceeding. Disallowance of the income tax allowance in the cost of service of our pipelines would adversely affect our cash flow and could reduce cash distributions to our unitholders.

      COMPETITION COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

      Competitive conditions sometimes require that our pipelines file individual rates that are less than the maximum permitted by law to avoid losing business to competitors. The East Pipeline's major competitor is an independent regulated common carrier pipeline system owned by The Williams Companies, Inc. Williams' pipeline operates approximately 100 miles east of and parallel to our East Pipeline. This competing pipeline system is substantially more extensive than our East Pipeline. Fifteen of our sixteen delivery terminals on the East Pipeline directly compete with Williams' terminals. Williams and its affiliates have capital and financial resources substantially greater than ours.

      Our West Pipeline competes with the truck loading facilities of the Cheyenne and Denver refineries and the Denver terminals of the Chase Pipeline Company and Phillips Petroleum pipelines. The Ultramar Diamond Shamrock terminals in Denver and Colorado Springs that connect to a Ultramar Diamond Shamrock pipeline from their Texas Panhandle refinery are major competitors to the West Pipeline's Denver and Fountain terminals.

      The independent liquids terminaling industry is fragmented and includes both large, well-financed companies that own many terminal locations and small companies that may own a single terminal location. Several companies that offer liquids terminaling facilities have significantly more capacity than ours, particularly those used primarily for petroleum-related products. We also face competition from prospective customers that have their own terminal facilities.

      REDUCED DEMAND COULD AFFECT SHIPMENTS ON THE PIPELINES.

      Our pipeline business depends in large part on the demand for refined petroleum products in the markets served by our pipelines. Reductions in that demand adversely affect our pipeline business. Most of the refined petroleum products delivered through the East Pipeline are ultimately used as fuel for railroads or in agricultural operations. Agricultural operations include fuel for farm equipment, irrigation systems, trucks transporting crops and crop drying facilities. Weather conditions in the geographic areas served by the East Pipeline affect the demand for refined petroleum products for agricultural use and the relative mix of products required. Periods of drought suppress agricultural demand for some refined petroleum products, particularly those used for fueling farm equipment. Although the demand for fuel for irrigation systems often increases during those times, the increase may not be sufficient to offset the reduced demand for refined petroleum products for agricultural use. Governmental agricultural policies and crop prices also affect the agricultural sector. Governmental policies or crop prices that result in reduced farming operations in the markets we serve could indirectly reduce the demand for refined petroleum products in those markets.


      Governmental regulation, technological advances in fuel economy, energy generation devices and future fuel conservation measures could reduce the demand for refined petroleum products in the market areas our pipelines serve.

      INADEQUATE SUPPLIES OF CRUDE OIL COULD ADVERSELY AFFECT OUR BUSINESS.

      Our pipelines depend on adequate levels of production of refined petroleum products by refineries connected to the pipelines, either directly or through connecting pipelines. The refineries, in turn, depend on adequate supplies of suitable grades of crude oil. If those supplies were inadequate to meet the needs of these refineries, our business could be adversely affected.


      The refineries connected directly to the East Pipeline primarily obtain crude oil from producing fields located primarily in Kansas, Oklahoma and Texas. The East Pipeline also has direct access to Gulf Coast suppliers of refined petroleum products through connecting third-party pipelines that receive these products from pipelines originating on the Gulf Coast. These refineries obtain their supplies of crude oil from a variety of sources. Material depletion of the Mid-Continent oil fields, combined with an embargo on crude oil imports into the Gulf Coast, could reduce the volumes we transport on the East Pipeline.



      The refineries connected directly to the West Pipeline obtain their supplies of crude oil primarily from Rocky Mountain sources. Material depletion of the Rocky Mountain oil fields could reduce the volumes we transport on the West Pipeline.

      RISK OF ENVIRONMENTAL COSTS AND LIABILITIES.


      Our operations are subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe that our operations comply with applicable environmental regulations, risks of substantial costs and liabilities are inherent in pipeline operations and terminaling operations. We cannot assure you that we will not incur substantial costs and liabilities. We currently own or lease, and have in the past owned or leased, many properties that have been used for many years to terminal or store petroleum products or other chemicals. Owners, tenants or users of these properties have disposed of or released hydrocarbons or solid wastes on or under them. Additionally, some sites we operate are located near current or historical refining and terminaling operations. There is a risk that contamination has migrated from those sites to ours. Increasingly strict environmental laws, regulations and enforcement policies and claims for damages and other similar developments could result in substantial costs and liabilities.


RISKS RELATING TO YEAR 2000 PROBLEMS


      A failure by one or more of our computer systems to properly handle dates after the year 1999 could result in lost revenues and additional expenses required to carry out manual processing of transactions. Also, failure by third parties with whom we do business to adequately resolve their Y2K problems could have a material adverse effect on our operations.



      We have undertaken a review and testing of our computer systems to identify Y2K-related issues associated with the software and hardware we use in our operations. We have also contacted our primary suppliers and service providers to assess their state of Y2K readiness. However, we can not conclusively know whether all of our systems and those of third parties are Year 2000 compliant until we actually reach the Year 2000.



      Failures by banking institutions, the telecommunications industry and others could have far-reaching effects on us and the entire economy. We cannot predict the effect that external forces could have on our business.



RISKS RELATING TO OUR PARTNERSHIP STRUCTURE


      WE MAY SELL ADDITIONAL LIMITED PARTNER INTERESTS, DILUTING EXISTING
          INTERESTS OF UNITHOLDERS.


      We can issue an unlimited number of additional units or other equity securities, including equity securities with rights to distributions and allocations or in liquidation equal or superior to the units offered by this prospectus. If we issue more units or other equity securities, it will reduce your proportionate ownership interest in us. This could cause the market price of your units to fall and reduce the cash distributions paid to you as a unitholder.



      THE GENERAL PARTNER MAY SELL UNITS IN THE TRADING MARKET, WHICH COULD
          REDUCE THE MARKET PRICE OF OUR UNITS.



      The general partner and its affiliates currently own 5,454,950 units. If they were to sell a substantial number of these units in the trading markets, it could reduce the market price of your units. Our partnership agreement allows the general partner to cause us to register for sale any units the general partner or its affiliates hold. These registration rights allow the general partner and its affiliates holding any units to request registration of those units and to include any of those units in a registration of other units by us.

      UNITHOLDERS HAVE LIMITS ON THEIR VOTING RIGHTS; THE GENERAL PARTNER
          MANAGES AND OPERATES US.


      You have only limited voting rights as a unitholder. The general partner must either propose or consent to all amendments to our partnership agreement and other major actions such as mergers involving us.


      The general partner manages and controls our activities. Unitholders have no right to elect the general partner on an annual or other continuing basis. However, if the general partner withdraws or is removed, the unitholders may elect a new general partner.


      THE GENERAL PARTNER AND ITS AFFILIATES CURRENTLY OWN ENOUGH UNITS TO
          PREVENT THE REMOVAL OF THE GENERAL PARTNER.



      The vote of the holders of not less than 85% of the outstanding units is necessary to remove the general partner. The general partner and its affiliates currently own approximately 34% of our outstanding units, which is enough to prevent the removal of the general partner without its consent.


      THE GENERAL PARTNER AND ITS AFFILIATES MAY HAVE CONFLICTS WITH US.

      Our general partner's dual duties to Kaneb Services and to us can cause a conflict of interest. Conflicts could arise in the following situations:

      - The general partner determines the timing and amount of cash expenditures, borrowings and reserves, which can affect the amount of cash distributed to our partners.

      - The general partner determines whether we will issue additional units or other securities or purchase any outstanding units.


      - The general partner controls the payment to Kaneb Services and its subsidiaries and affiliates for any services they render on our behalf, subject to the limitations described under "Conflicts of Interest."


      - The general partner determines which direct and indirect costs we reimburse.

      - The general partner will attempt to limit its liability for our debt and other contractual liabilities by requiring debtholders and other creditors to look only to us and to our assets for payment.

      -   The general partner can decide to liquidate us.


      - The general partner determines whether we will retain separate counsel, accountants or others to perform services for us.


      -   The general partner and its affiliates may compete with us.


See "Conflict of Interest and Fiduciary Responsibilities--Fiduciary Responsibility of the General Partner" at page 25.

      The Audit Committee of the Board of Directors of the general partner will review matters in which these conflicts of interest could arise. We have not adopted any guidelines, other than those contained in our partnership agreement, that the general partner must follow if there were a conflict of interest.


      THE GENERAL PARTNER'S LIABILITY TO THE US AND THE UNITHOLDERS MAY BE
          LIMITED.


      The general partner is accountable to us and to the unitholders as a fiduciary. Consequently, the general partner generally must exercise good faith and integrity in handling our assets and affairs. The Delaware Revised Uniform Limited Partnership Act provides that Delaware limited partnerships may, in their partnership agreements, modify the fiduciary duties that a court might otherwise apply in analyzing the duty owed by general partners to limited partners. Our partnership agreement, as permitted by the Delaware Act, contains various provisions that have the effect of restricting the fiduciary duties that the general partner might otherwise owe us and the unitholders. For example, our partnership agreement provides that:


      - Any actions the general partner takes that are consistent with the standards of reasonable discretion set forth in our partnership agreement will be deemed not to breach any duty of the general partner to us or the unitholders.

      - In the absence of bad faith by the general partner, the resolution of conflicts of interest by the general partner shall not constitute a breach of our partnership agreement or a breach of any standard of care or duty.


      - Unitholders are deemed to have consented to actions specified in our partnership agreement and conflicts of interest that a court might otherwise deem a breach of fiduciary or other duties under state law.



      These modifications of state law standards of fiduciary duty may significantly limit a unitholder's ability to successfully challenge the actions of the general partner as being in breach of what would otherwise have been a fiduciary duty. Some provisions our partnership agreement that purport to limit the liability of the general partner to us or the unitholders may be unenforceable under Delaware law.


      THE GENERAL PARTNER WILL HAVE A LIMITED CALL RIGHT WITH RESPECT TO THE
          UNITS.


      If at any time persons other than the general partner and its affiliates hold less than 750,000 of the then-issued and outstanding units, the general partner will have the right to acquire all, but not less than all, of the remaining units held by those unaffiliated persons. The general partner may assign this right to any of its affiliates or to us. The acquisition price will generally equal the then-current market price of units. As a consequence, a unitholder may be required to sell his units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale.



      UNITHOLDERS MAY NOT HAVE LIMITED LIABILITY IN THE CIRCUMSTANCES DESCRIBED
          BELOW AND MAY BE LIABLE FOR THE RETURN OF WRONGFUL DISTRIBUTIONS.



      Some states have not clearly established the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership. If it were determined that we had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right, or the exercise of the right by the unitholders as a group, to:



      -   remove or replace the general partner,

      - make amendments to our partnership agreement to the extent permitted in the partnership agreement, or



      -   take other action pursuant to our partnership agreement,



constituted participation in the "control" of our business, then the unitholders might be held liable for our obligations to the same extent as a general partner.



      In addition, under the circumstances described below a unitholder may be liable to us for the amount of a distribution for three years from the date of the distribution. Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under Delaware partnership law, we may not make a distribution to you if the distribution causes all our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated the Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.


TAX-RELATED RISKS

      For a discussion of the expected federal and state income tax consequences of acquiring, owning and disposing of units, see "Federal Income Tax Considerations" and "State and Other Taxes."

      TAX TREATMENT DEPENDS ON OUR STATUS AS A PARTNERSHIP.

      The availability to a unitholder of the federal income tax benefits of an investment in units depends in large part on the classification of us and each of our partnership subsidiaries as a partnership for federal income tax purposes. Fulbright & Jaworski L.L.P., our tax counsel, has rendered its opinion that under current law and regulations, we and each of our subsidiary partnerships will be classified as a partnership for federal income tax purposes. They based their opinion on factual representations made to them by the general partner. If any of these facts are incorrect, particularly facts relating to the nature of our subsidiary partnerships' gross income, U.S. tax laws could classify us or one or more of our subsidiary partnerships as a corporation for federal income tax purposes.

      THERE ARE LIMITATIONS ON THE DEDUCTIBILITY OF LOSSES.

      Any losses we generate will be available to unitholders that are subject to the passive activity loss limitations of Section 469 of the Internal Revenue Code only to offset future income we generate. Unitholders cannot use our losses to offset their income from other passive activities or investments or any other source. A unitholder may deduct losses from us that are not deductible because of the passive loss limitations when the unitholder disposes of all his units in a fully taxable transaction with an unrelated party.

      THERE IS A RISK OF CHALLENGE TO SOME OF OUR ALLOCATION PROVISIONS AND
          DEPRECIATION CONVENTIONS.


      Because we cannot match transferors and transferees of units, we must attempt to maintain uniformity of the economic and tax characteristics of the units. This uniformity is often called "fungibility" of units. To do this, we have adopted and will continue to adopt tax accounting conventions relating to the allocation of taxable deductions and gain or loss on contributed assets ("Section 704(c) allocations") and the additional depreciation and amortization available to unitholders as a result of our section 754 election
("Section 743(b) conventions") that do not conform with all aspects of the applicable Treasury regulations. In January 1998, the IRS proposed new regulations to update and clarify some of the Treasury regulations at issue. The preamble of the proposed regulations states that an intended result of the regulations is that "interests in a partnership will generally be fungible;" however, the proposed regulations would provide fungibility only for interests in partnerships that use the remedial method in calculating their Section 704(c) allocations. Unfortunately, a partnership can adopt the remedial allocation method only with respect to property contributed to it on and after December 21, 1993. Our partners contributed a significant part of our assets to us before that date.


      We cannot predict whether the final regulations will allow us to use the remedial allocation method on our assets acquired by contribution before December 21, 1993, or allow us to continue to use other allocation methods to maintain uniformity of units. Because of the continued uncertainty, our counsel is unable to opine that the Section 704(c) allocations and Section 743(b) depreciation and amortization conventions that we have adopted will be given effect for federal income tax. If the IRS were successful in challenging these allocations or conventions, uniformity could be affected. A lack of uniformity could substantially diminish our compliance with several federal income tax requirements, both statutory and regulatory. In addition, non-uniformity could have a negative impact on the ability of a unitholder to dispose of his units.

      A UNITHOLDER'S TAX LIABILITY COULD EXCEED CASH DISTRIBUTIONS ON HIS
          UNITS.

      Since we are not a taxable entity and incur no federal income tax liability, a unitholder must pay federal income tax and, if applicable, state and local income taxes on his allocable share of our income, whether or not he receives cash distributions from us. We cannot assure you that unitholders will receive cash distributions equal to their allocable share of taxable income from us. Further, on the sale or other disposition of units, a unitholder may incur tax liability greater than the amount of cash he receives. To the extent that a unitholder's tax liability exceeds the amount distributed to him or the amount he receives on the sale or other disposition of his units, he will incur an out-of-pocket cost.


      OWNERSHIP OF UNITS RAISES ISSUES FOR TAX-EXEMPT ORGANIZATIONS AND
          EMPLOYEE BENEFIT PLANS.


      Substantially all of the gross income attributable to an investment in units by tax-exempt entities, such as individual retirement accounts, Keogh and other retirement plans, will constitute unrelated business taxable income to these entities. An investment in units, therefore, may not be suitable for tax-exempt entities. An investment in units also may not be suitable for regulated investment companies and foreign investors for the reasons discussed in "Federal Income Tax Considerations--Tax Treatment of Operations--Tax Exempt Entities, Regulated Investment Companies and Foreign Investors."

                         WHERE YOU CAN FIND MORE INFORMATION


      We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.


      The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until we sell all of the units offered by this prospectus.



      -   Annual Report on Form 10-K for the fiscal year ended December 31,
          1998.



      -   Current Report on Form 8-K filed February 12, 1999.



      -   Current Report on Form 8-K/A filed March 9, 1999.



      -   Quarterly Report on Form 10-Q filed May 14, 1999.



      - The description of the units contained in Kaneb Partners' Registration Statement on Form 8-A, dated August 3, 1989.



      You may request a copy of these filings, at no cost, by writing or calling us at the following address:



          Investor Relations Department
          Kaneb Pipe Line Partners, L.P.
          2435 North Central Expressway
          Richardson, Texas 75080
          (972) 699-4055.

                   FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

      This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. The words "believe," "expect," "estimate" and "anticipate" and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include the following:



      -   the amount and nature of future capital expenditures,



      -    business strategy and measures to carry out strategy,



      -   competitive strengths,



      -   goals and plans,



      -   expansion and growth of our business and operations,



      -   references to intentions as to future matters and



      -   other similar matters.



A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                    KANEB PARTNERS

      We are a publicly held Delaware limited partnership engaged through operating subsidiaries in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. The following chart shows our organization and ownership structure as of the date of this prospectus before giving effect to this offering. Except in the following chart, the ownership percentages referred to in this prospectus reflect the approximate effective ownership interest in us and our subsidiary companies on a combined basis.







                                [organizational chart]

      Our pipeline business consists primarily of the transportation, as a common carrier, of refined petroleum products in Kansas, Iowa, Nebraska, South Dakota, North Dakota, Wyoming and Colorado. We own a 2,125-mile pipeline system (the "East Pipeline") that extends through Kansas, Iowa, Nebraska, South Dakota and North Dakota and a 550-mile pipeline system (the "West Pipeline") that extends through Wyoming, South Dakota and Colorado. The East Pipeline was constructed by the general partner commencing in the 1950's. We acquired the West Pipeline in February 1995 through an asset purchase from WYCO Pipe Line Company for a purchase price of $27.1 million. We also own three single-use pipelines located in Oregon, Washington and Wyoming that supply diesel fuel to railroad fueling facilities.


      Our pipelines primarily transport gasoline, diesel oil, fuel oil and propane. The products are transported from refineries connected to a pipeline, directly or through other pipelines, to agricultural users, railroads and wholesale customers in the states in which the pipelines are located and in portions of other states. Approximately 97% of our revenues from pipeline operations in 1998 and 1997 were derived from common carrier operations that are subject to Federal or state tariff regulations. We are not engaged in the merchant function of buying and selling refined petroleum products.


      We are the third largest independent liquids terminaling company in the United States. Our terminaling business is conducted under the name ST Services. ST Services and its predecessors have been in the terminaling business for over 40 years. We operate 32 facilities in 19 states and the District of Columbia with an aggregate tankage capacity of approximately 22.2 million barrels. We also own a 50% interest in and manage a 3.9 million barrel petroleum terminal in Linden, New Jersey. In February 1999, we acquired six terminals in the United Kingdom for approximately $37.4 million and the assumption of some of the seller's liabilities. Our five largest wholly owned terminal facilities in the U.S. are located in Piney Point, Maryland; Jacksonville, Florida; Texas City, Texas; Baltimore, Maryland; and Westwego, Louisiana. Our U.K. terminals have an aggregate capacity of 5.5 million barrels. Three of the U.K. terminals are located in England, two in Scotland and one in Northern Ireland. Our U.S. and U.K. terminal facilities provide storage on a fee basis for a wide variety of products from petroleum products to specialty chemicals to edible liquids.


                                   USE OF PROCEEDS

      Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the units to acquire properties as suitable opportunities arise and repay indebtedness outstanding at the time.


                                  CASH DISTRIBUTIONS
GENERAL

      We hold all of our assets and conduct all of our operations through our subsidiaries. Our subsidiaries will generate all Cash from Operations. The distribution of that cash from our subsidiaries to us is expected to be our principal source of Available Cash from which we will make distributions. "Available Cash" means generally, with respect to any calendar quarter, the sum of all of our cash receipts plus net reductions to cash reserves less the sum of all of our cash disbursements and net additions to cash reserves. Cash from Operations, which is determined on a cumulative basis, generally means all cash generated by our operations, after deducting related cash expenditures, reserves and other items specified in our partnership agreement. It also includes the $3.5 million cash balance we had on the date of our initial public offering in 1989. The full definitions of Available Cash and Cash from Operations are set forth in "-Defined Terms."

      Our subsidiary partnerships must, under their partnership agreements, distribute 100% of their available cash. Available cash is defined in the subsidiary partnership agreements in substantially the same manner as it is in our partnership agreement. The boards of directors of our corporate subsidiaries have adopted a dividend policy under which all available cash is to be distributed as a dividend. Accordingly, the following paragraphs describing distributions to unitholders and the general partner, and the percentage interests in our distributions, are stated on the basis of cash available for distribution by us and our subsidiaries on a combined basis.


      We will make distributions to unitholders and the general partner with respect to each calendar quarter in an amount equal to 100% of our Available Cash for the quarter, except in connection with our dissolution and liquidation. Distributions of our Available Cash will be made 98% to unitholders and 2% to the general partner, subject to the payment of incentive distributions to the general partner if specified target levels of cash distributions to the unitholders are achieved. The general partner's incentive distributions are described below under "--Quarterly Distributions of Available Cash--Distributions of Cash from Operations."


      The following table sets forth the amount of distributions of Available Cash constituting Cash from Operations effected with respect to the units for the quarters in the periods shown

                                              DISTRIBUTION PER
                           QUARTER                 UNIT(1)
                   -------------------------- ----------------
                   1997:
                      First  . . . . . . . .  $       0.60
                      Second . . . . . . . .          0.60
                      Third  . . . . . . . .          0.65
                      Fourth . . . . . . . .          0.65
                   1998:
                      First  . . . . . . . .  $       0.65
                      Second . . . . . . . .          0.65
                      Third  . . . . . . . .          0.65
                      Fourth . . . . . . . .          0.65
                   1999:
                      First  . . . . . . . .  $       0.70

      ---------
      (1) Before June 30, 1998, we had three classes of partnership interests designated Senior Preference Units, Preference Units and Common Units. Pursuant to our partnership agreement, on August 14, 1998, each of these classes was converted into a single class designated "units" effective June 30, 1998. The cash distributions shown above were paid on each class of our limited partnership interests.

      Cash distributions will be characterized as either distributions of Cash from Operations or Cash from Interim Capital Transactions. This distinction is important because it affects the amount of cash that is distributed to the unitholders relative to the general partner. See "-Quarterly Distributions of Available Cash-Distributions of Cash from Operations" and "-Quarterly Distributions of Available Cash-Distributions of Cash from Interim Capital Transactions" below. We will ordinarily generate Cash from Interim Capital Transactions by (1) borrowings and sales of debt securities (other than for working capital purposes), (2) sales of equity interests and (3) sales or other dispositions of our assets.

      All Available Cash that we distribute on any date from any source will be treated as if it were a distribution of Cash from Operations until the sum of

      (a) all Available Cash distributed as Cash from Operations to the unitholders and to the general partner equals



      (b) the aggregate amount of all Cash from Operations that we generated since we commenced operations through the end of the prior calendar quarter.


Any remaining Available Cash distributed on that date will be treated as if it were a distribution of Cash from Interim Capital Transactions, except as otherwise set forth below under the caption "--Distributions of Cash from Interim Capital Transactions."

      A more complete description of how we will distribute cash before we commence to dissolve or liquidate is set forth below under "--Quarterly Distributions of Available Cash." Distributions of cash in connection with our dissolution and liquidation will be made as described below under "--Distributions of Cash Upon Liquidation."

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

      DISTRIBUTIONS OF CASH FROM OPERATIONS

      Our distributions of Available Cash that constitutes Cash from Operations in respect of any calendar quarter will be made in the following priorities:

          FIRST, 98% to all unitholders pro rata and 2% to the general partner until all unitholders have received distributions of $0.60 per unit for such calendar quarter (the "First Target Distribution");

          SECOND, 90% to all unitholders pro rata and 10% to the general partner until all unitholders have received distributions of $0.65 per unit for such calendar quarter (the "Second Target Distribution");

          THIRD, 80% to all unitholders pro rata and 20% to the general partner until all unitholders have received distributions of $0.70 per unit for such calendar quarter (the "Third Target Distribution" and, together with the First Target Distribution and Second Target Distribution, the "Target Distributions"); and

          THEREAFTER, 70% to all unitholders pro rata and 30% to the general partner.

      The following table illustrates the percentage allocation of distributions of Available Cash that constitute Cash from Operations among the unitholders and the general partner up to the various target distribution levels.

                                      MARGINAL PERCENTAGE INTEREST
                                           IN DISTRIBUTIONS
                                      ----------------------------
                         QUARTERLY                      GENERAL
                       AMOUNT UP TO:    UNITHOLDERS     PARTNER
                     ---------------- --------------- ------------
                          $0.60             98%            2%
                          $0.65             90%           10%
                          $0.70             80%           20%
                        Thereafter          70%           30%

      The Target Distributions are each subject to adjustment as described below under "--Adjustment of the Target Distributions."

      DISTRIBUTIONS OF CASH FROM INTERIM CAPITAL TRANSACTIONS

      Distributions of Available Cash that constitutes Cash from Interim
Capital Transactions will be distributed 98/99ths to all unitholders pro rata and 1/99th to the general partner until a hypothetical holder of a unit acquired in our initial public offering has received, with respect to that unit, distributions of Available Cash constituting Cash from Interim Capital Transactions in an amount per unit equal to $22.00. Thereafter, all Available Cash will be distributed as if it were Cash from Operations. We have not distributed any Available Cash that constitutes Cash from Interim Capital Transactions.

ADJUSTMENT OF THE TARGET DISTRIBUTIONS

      The Target Distributions will be proportionately adjusted in the event of any combination or subdivision of units. In addition, if a distribution is made of Available Cash constituting Cash from Interim Capital Transactions, the Target Distributions will also be adjusted proportionately downward to equal the product resulting from multiplying each of them by a fraction, of which the numerator shall be the Unrecovered Capital immediately after giving effect to such distribution and the denominator shall be the Unrecovered Capital immediately before such distribution. For these purposes, "Unrecovered Capital" means, at any time, an amount equal to the excess of (1) $22.00 over (2) the sum of all distributions theretofore made in respect of a hypothetical unit offered in our initial public offering out of Available Cash constituting Cash from Interim Capital Transactions. The following table shows an example of how these adjustments would be made. None of the events identified in the table have occurred or are currently anticipated to occur.



                                 EXAMPLES OF ADJUSTMENTS TO BE MADE UPON UNIT COMBINATIONS AND SUBDIVISIONS

                                                            BEFORE EVENT:                            AFTER EVENT:
                                               --------------------------------------- ---------------------------------------
                                                   TARGET DISTRIBUTION THRESHOLD:           TARGET DISTRIBUTION THRESHOLD:
                                               --------------------------------------- ---------------------------------------
EVENT:                                           FIRST    SECOND     THIRD     FINAL     FIRST    SECOND     THIRD     FINAL
-----                                            -----    ------     -----     -----     -----    ------     -----     -----
2 for 1 unit split                             $  0.600  $  0.650  $  0.700  $  0.800  $  0.300  $  0.325  $  0.350  $  0.400

3 for 1 unit split  . . . . . . . . . . . .       0.600     0.650     0.700     0.800     0.200     0.217     0.233     0.267

1 for two reverse unit split  . . . . . . .       0.600     0.650     0.700     0.800     1.200     1.300     1.400     1.600

1 for 3 reverse unit split  . . . . . . . .       0.600     0.650     0.700     0.800     1.800     1.950     2.100     2.400


                                   EXAMPLES OF ADJUSTMENTS TO BE MADE UPON DISTRIBUTIONS OF AVAILABLE CASH
                                             CONSTITUTING CASH FROM INTERIM CAPITAL TRANSACTIONS


                                             BEFORE DISTRIBUTION:                         AFTER DISTRIBUTION:
                                  ------------------------------------------ --------------------------------------------
                                        TARGET DISTRIBUTION THRESHOLD:              TARGET DISTRIBUTION THRESHOLD:
                                  ------------------------------------------ --------------------------------------------
                      AMOUNT OF
                    DISTRIBUTION:   FIRST      SECOND     THIRD      FINAL      FIRST      SECOND     THIRD      FINAL
                    ------------    -----      ------     -----      -----      -----      ------     -----      -----
                    $       0.25  $   0.600  $   0.650  $   0.700  $   0.800  $   0.593  $   0.643  $   0.692  $   0.791

                            0.50      0.600      0.650      0.700      0.800      0.586      0.635      0.684      0.782

                            1.00      0.600      0.650      0.700      0.800      0.573      0.620      0.668      0.764

                            3.00      0.600      0.650      0.700      0.800      0.518      0.561      0.605      0.691



      The Target Distributions also may be adjusted if legislation is enacted that causes us to be taxable as a corporation or to be treated as an association taxable as a corporation for federal income tax purposes.

In that event, the Target Distributions for each quarter thereafter would be reduced to an amount equal to the product of each of the Target Distributions multiplied by 1 minus the sum of


      (1)  the maximum marginal federal corporate income tax rate plus



      (2) the effective overall state and local income tax rate applicable to us for the taxable year in which such quarter occurs after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes.


DISTRIBUTIONS OF CASH UPON LIQUIDATION


      We will dissolve on December 31, 2039, unless we are dissolved at an earlier date pursuant to the terms of our partnership agreement. The proceeds of our liquidation shall be applied first in accordance with the provisions of our partnership agreement and applicable law to pay our creditors in the order of priority provided by law. Thereafter, any remaining proceeds will be distributed to unitholders and the general partner as set forth below. Upon our liquidation, unitholders are entitled to share with the general partner in the remainder of our assets. Their sharing will be in proportion to their capital account balances, after giving effect to the following allocations of any gain or loss realized from sales or other dispositions of assets following commencement of our liquidation ("Terminating Capital Transactions"). Gain or loss will include any unrealized gain or loss attributable to assets distributed in kind. Any such gain will be allocated as follows:


FIRST, to each partner having a deficit balance in his capital account to the extent of and in proportion to the deficit balance;

SECOND, any then-remaining gain would be allocated 98% to the unitholders pro rata and 2% to the general partner, until the capital account of each unit equals the sum of the Remaining Capital (as defined below) in respect of that unit;

THIRD, any then-remaining gain would be allocated 98% to all unitholders pro rata and 2% to the general partner until the capital account of each outstanding unit is equal to the sum of

           -   the Remaining Capital with respect to that unit PLUS



           -   the excess of



               (a) the First Target Distribution over the Minimum Quarterly Distribution ($0.55 per unit) for each quarter of our existence LESS



               (b) the amount of any distributions of Cash from Operations in excess of the Minimum Quarterly Distribution which were distributed 98% to the unitholders pro rata and 2% to the general partner for each quarter of our existence ((a) less
                    (b) being the "Target Amount");


FOURTH, any then-remaining gain would be allocated 90% to all unitholders pro rata and 10% (8% incentive allocation plus 2% normal allocation) to the general partner, until the capital account of each outstanding unit is equal to the sum of

           -   the Remaining Capital with respect to that unit PLUS

           -   the Target Amount PLUS



           -   the excess of



               (a) the Second Target Distribution over the First Target Distribution for each quarter of our existence LESS



               (b) the amount of any distributions of Cash from Operations in excess of the First Target Distribution which were distributed 90% to the unitholders pro rata and 10% to the general partner for each quarter of our existence ((a) less
                    (b) being the "Second Target Amount");


FIFTH, any then-remaining gain would be allocated 80% to all unitholders pro rata and 20% (18% incentive allocation plus 2% normal allocation) to the general partner, until the capital account of each outstanding unit is equal to the sum of


               -    the Remaining Capital with respect to that unit PLUS



               -    the Target Amount PLUS



               -    the Second Target Amount PLUS



               -    the excess of the



                    (a) Third Target Distribution over the Second Target Distribution for each quarter of our existence LESS



                    (b) the amount of any distributions of Cash from Operations in excess of the Second Target Distribution which were distributed 80% to the unitholders pro rata and 20% to the general partner for each quarter of our existence; and


THEREAFTER,    any then-remaining gain would be allocated 70% to all unitholders pro rata and 30% (28% incentive allocation plus 2% normal allocation) to the general partner.

For these purposes, "Remaining Capital" means, at any time with respect to any units,


      - the price per unit at which units were initially sold by us, as determined by the general partner, less



      -    the sum of



           (a) any distributions of Available Cash constituting Cash from Interim Capital Transactions, and



           (b) any distributions of cash and the fair value of any assets distributed in kind in connection with our dissolution and liquidation theretofore made in respect of a unit that was sold in the initial offering of the units.

      Any loss realized from sales or other dispositions of assets following commencement of our dissolution and liquidation, including any unrealized gain or loss attributable to assets distributed in kind, will be allocated to the general partner and the unitholders: first, in proportion to the positive balances in the partners' capital accounts until all balances are reduced to zero; and second, to the general partner.



DEFINED TERMS



      "AVAILABLE CASH" means, with respect to any calendar quarter,  the sum of:



           - all our cash receipts during that quarter from all sources, including distributions of cash received from subsidiaries, PLUS



           -   any reduction in reserves established in prior quarters,



      LESS the sum of



           - all our cash disbursements during that quarter, including, without limitation,



               - disbursements for operating expenses, taxes on us as an entity or paid by us on behalf of, or amounts withheld with respect to, all but not less than all of the unitholders, if any,



               - debt service, including the payment of principal, premium and interest,



               - capital expenditures and contributions, if any, to a subsidiary corporation or partnership, but excluding cash distributions to unitholders and to the general partner,



           - any reserves established in that quarter in such amounts as the general partner shall determine to be necessary or appropriate in its reasonable discretion



               - to provide for the proper conduct of our business, including reserves for future capital expenditures, or



               - to provide funds for distributions with respect to any of the next four calendar quarters, and



           - any other reserves established in that quarter in such amounts as the general partner determines in its reasonable discretion to be necessary because the distribution of such amounts would be prohibited by applicable law or by any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we are a party or by which we are bound or our assets are subject.

      Taxes that we pay on behalf of, or amounts withheld with respect to, less than all of the unitholders shall not be considered cash disbursements by us that reduce "Available Cash." Notwithstanding the foregoing, "Available Cash" shall not include any cash receipts or reductions in reserves or take into account any disbursements made or reserves established after commencement of our dissolution and liquidation.

      "CASH FROM INTERIM CAPITAL TRANSACTIONS" means our cash receipts that the general partner determines to be from Interim Capital Transactions in accordance with the terms of our partnership agreement.

      "CASH FROM OPERATIONS" means, at any date but before the commencement of our dissolution and liquidation, on a cumulative basis,

      - all our cash receipts during the period since the commencement of our operations through that date, plus


      -    $3,526,000

      LESS THE SUM OF

      (a) all our cash operating expenditures during that period including, without limitation, taxes imposed on us as an entity or taxes paid by us on behalf of, or amounts withheld with respect to, all but not less than all of the unitholders, if any,

      (b) all our cash debt service payments during that period (other than payments or prepayments of principal and premium required by reason of loan agreements, including covenants and default provisions therein, or by lenders, in each case in connection with sales or other dispositions of assets or made in connection with refinancings or refundings of indebtedness, provided that any payment or prepayment of principal, whether or not then due, shall be determined at the election and in the discretion of the general partner, to be refunded or refinanced by any indebtedness incurred or to be incurred by us simultaneously with or within 180 days before or after that payment or prepayment to the extent of the principal amount of such indebtedness so incurred),

      (c)  all our cash capital expenditures during that period other than

           (1) cash capital expenditures made to increase the throughput or deliverable capacity or terminaling capacity (assuming normal operating conditions, including down-time and maintenance) of our assets, taken as a whole, from the throughput or deliverable capacity or terminaling capacity (assuming normal operating conditions, including down-time and maintenance) existing immediately before those capital expenditures and


           (2) cash expenditures made in payment of transaction expenses relating to Interim Capital Transactions),

      (d) an amount equal to revenues collected pursuant to a rate increase that are subject to possible refund,

      (e) any additional reserves outstanding as of that date that the general partner determines in its reasonable discretion to be necessary or appropriate to provide for the future cash payment of items of the type referred to in (a) through (c) above, and

      (f) any reserves that the general partner determines to be necessary or appropriate in its reasonable discretion to provide funds for distributions with respect to any one or more of the next four calendar quarters, all as determined on a consolidated basis and after elimination of intercompany items and the general partner's interest in Kaneb Pipe Line Operating Partnership, L.P.

      Cash from Operations excludes any cash proceeds from any Interim Capital Transactions (as defined below) or Terminating Capital Transactions (as defined in "Distributions of Cash Upon Liquidation")


      Where cash capital expenditures are made in part to increase the throughput or deliverable capacity or terminaling capacity and in part for other purposes, the general partner's good faith allocation thereof between the portion increasing capacity and the portion for other purposes shall be conclusive. Taxes that we pay on behalf of, or amounts withheld with respect to, less than all of the unitholders shall not be considered cash operating expenditures by us that reduce "Cash from Operations."


      "INTERIM CAPITAL TRANSACTIONS" means our

      - borrowings and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business),


      -   sales of partnership interests, and


      - sales or other voluntary or involuntary dispositions of any assets other than


             - sales or other dispositions of inventory in the ordinary course of business,


             - sales or other dispositions of other current assets including receivables and accounts or


             - sales or other dispositions of assets as a part of normal retirements or replacements,

          in each case before the commencement of our dissolution and liquidation.

                 CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

      The general partner will make all decisions relating to our management.
In some cases the officers of the general partner who make those decisions also may be officers of Kaneb Services. In addition, Kaneb Services owns all the capital stock of the general partner and owns, either directly or through a subsidiary, 32% of the outstanding units. Conflicts of interest could arise as a result of the relationships among the general partner, Kaneb Services and us. The directors and officers of Kaneb Services have fiduciary duties to manage Kaneb Services, including its investments in its subsidiaries and affiliates, in a manner beneficial to the stockholders of Kaneb Services. The general partner has a fiduciary duty to manage us in a manner beneficial to the unitholders. The duty of the directors of Kaneb Services to the stockholders of Kaneb Services may, therefore, conflict with the duties of the general partner to the unitholders. The Audit Committee of the general partner's Board of Directors will review conflicts of interest that may arise between Kaneb Services or its subsidiaries, on the one hand, and us and our partners, on the other hand. In resolving any conflict of interest that may arise, the Audit Committee may consider


      - the relative interests of any party to the conflict and the benefits and burdens relating to that interest,


      -   any customary or accepted industry practices,


      - any applicable generally accepted accounting or engineering practices or principles and


      - such additional factors as the Audit Committee determines in its sole discretion to be relevant, reasonable and appropriate under the circumstances.


      The Audit Committee will have access to the management of the general partner, and independent advisers as appropriate, and will attempt to resolve any conflict of interest consistent with provisions of the partnership agreement and the general partner's fiduciary duties under Delaware law. Final authority with respect to all decisions of the general partner, including those involving conflicts of interest, is vested in the general partner's board of directors. Nevertheless, we anticipate that the board would give considerable weight to the recommendations of the Audit Committee as to matters involving conflicts of interest.

      Potential conflicts of interest could arise in the situations described below, among others:


      - Under the terms of our partnership agreement, the general partner will exercise its discretion in managing our business and, as a result, the general partner is not restricted from paying Kaneb Services and its subsidiaries and affiliates for any services rendered on terms fair and reasonable to us. In this connection, the general partner will determine which of its direct or indirect costs that we will reimburse to it.


      - The general partner may lend us funds for such periods of time as the general partner may determine. The general partner may not charge us interest at a rate greater than the lesser of


             - the actual interest cost, including points or other financing charges or fees, that the general partner is required to pay on funds it borrows from commercial banks and

             - the rate, including points or other financing charges or fees, that unrelated lenders on comparable loans would charge us without reference to the general partner's financial abilities or guaranties.

          The borrowing entity will reimburse the general partner or the affiliate, as the case may be, for any costs it incurs in connection with the borrowing of funds obtained by the general partner or the affiliate and loaned to the borrowing entity. We may lend or contribute to our operating subsidiaries and our operating subsidiaries may borrow funds from us, on terms and conditions established at the sole discretion of the general partner.

      - The general partner through its ownership of units and its general partner interests has varying percentage interests and priorities with respect to Available Cash and net proceeds of capital transactions. See "Cash Distributions." The timing and amount of cash receipts and proceeds of capital transactions received by or allocated to the general partner may be affected by determinations made by the general partner relating to


          -  the decision to liquidate us,


          -  the timing of any capital transaction,


          -  the establishment and maintenance of reserves,


          -  the timing of expenditures,


          -  the incurrence of debt, and


          -  other matters.


      - Upon the request of the general partner or any affiliate holding units or other securities, we must register the offer and sale of such number of those securities specified by the general partner or the affiliate under the Securities Act and the securities laws of any states reasonably requested by the general partner or the affiliate. The general partner may not require us to register securities aggregating less than $2 million in value. All costs and expenses of the registration will be paid by the general partner or the affiliate, and none of those costs will be allocated to us. The general partner or the affiliate also will have the right to include their partnership securities in a registration statement under the Securities Act in which we propose to offer our securities for cash.


      - Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and the general partner, Kaneb Services and its affiliates, on the other hand, were or will be the result of arm's length negotiations.


The general partner may retain separate counsel for us or the unitholders after the sale of the units offered by this prospects, depending on the nature of any conflict that might arise in the future, but does not intend to do so in most cases.


      - The decision whether to purchase outstanding units at any time may involve the general partner or Kaneb Services in a conflict of interest.

      - Subject to their fiduciary duties to us and the unitholders, the general partner and its affiliates may compete with us.

FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER

      The general partner will be accountable to us as a fiduciary. Consequently, the general partner must exercise good faith and integrity in handling our assets and affairs in addition to such other obligations as the general partner may assume under our partnership agreement. Our partnership agreement provides that whenever a conflict of interest arises between the general partner or its affiliates, on the one hand, and us or any unitholders, on the other hand, the general partner will, in resolving such conflict or determining such action, consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices and, if applicable, generally accepted accounting practices or principles. The same considerations shall apply whenever the partnership agreement provides that the general partner shall act in a manner that is fair and reasonable to us or the unitholders. Our partnership agreement permits the general partner to consider the interests of all parties to a conflict of interest, including the interests of the general partner, although it is not clear under Delaware law that such provisions would be enforceable because of a lack of judicial authority directly on point. This contrasts with the strict duty of a fiduciary who must act solely in the best interests of his beneficiary. Without modifying the strict fiduciary standard that might otherwise apply, our ability to engage in transactions with the general partner or its affiliates or involving conflicts of interest, even if beneficial to us, would be impaired. Our partnership agreement also provides that in various circumstances the general partner shall act in its sole discretion, in good faith or pursuant to other appropriate standards.


      The Delaware Act provides that a limited partner may institute legal action on behalf of a partnership (a partnership derivative action) to recover damages from a third party where the general partner has failed to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, cases have been decided under the common law of partnerships in Delaware and the common or statutory law of other jurisdictions to the effect that a limited partner may institute legal action on behalf of himself or all other similarly situated limited partners (a class action) to recover damages from a general partner for violations of its fiduciary duties to the limited partners. In addition, counsel has advised the general partner that it appears that limited partners have the right, subject to the provisions of the Federal Rules of Civil Procedure, to bring partnership derivative actions against a general partner in the federal courts to enforce federal rights of the limited partners, including, in each case, rights under SEC rules.


      Our partnership agreement also provides that any standard of care and duty imposed thereby or under the Delaware Act or any applicable law, rule or regulation will be modified, waived or limited as required to permit the general partner to act under the partnership agreement or any other agreement contemplated therein and to make any decision pursuant to the authority prescribed in the partnership agreement if such action is not inconsistent with our overall purposes. Further, the partnership agreement provides that the general partner will not be liable for monetary damages to us, the unitholders or assignees for any acts or omissions if the general partner acted in good faith. The extent to which these provisions would be enforceable under Delaware law is not clear, however. In addition, we are required, under the terms of the partnership agreements, to indemnify the general partner and its directors, officers, employees and agents against liabilities, costs and expenses incurred by the general partner or other such persons, if the general partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and such action did not constitute gross negligence or willful misconduct on the part of the general partner or other such persons and, with respect to any criminal proceeding, had no reasonable cause to believe that their conduct was unlawful. See "Description of the Partnership Agreements--Indemnification."

      The fiduciary obligations of general partners is a developing and changing area of the law, and unitholders should consult their own legal counsel concerning the fiduciary responsibilities of the general partner and the remedies available to unitholders.

                          FEDERAL INCOME TAX CONSIDERATIONS

      This section was prepared by Fulbright & Jaworski L.L.P., our tax counsel ("Counsel") and addresses all material income tax consequences to individuals who are citizens or residents of the United States. Unless otherwise noted, this section is Counsel's opinion with respect to the matters set forth except for statements of fact and the representations and estimates of the results of future operations of the general partner included in such discussion as to which no opinion is expressed. Counsel bases its opinions on its interpretation of the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations issued thereunder, judicial decisions, the facts set forth in this prospectus and factual representations made by the general partner. Counsel's opinions are subject to both the accuracy of such facts and the continued applicability of such legislative, administrative and judicial authorities, all of which authorities are subject to changes and interpretations that may or may not be retroactively applied.


      Other than as described below, we have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. We may need to resort to administrative or court proceedings to sustain some or all of Counsel's conclusions, and some or all of these conclusions ultimately may not be sustained. The costs of any contest with the IRS will be borne directly or indirectly by some or all of the unitholders and the general partner. Furthermore, neither we nor counsel can assure you that the tax consequences of investing in units will not be significantly modified by future legislation or administrative changes or court decisions. Any such modifications may or may not be retroactively applied.


      It is impractical to comment on all aspects of federal, state, local and foreign laws that may affect the tax consequences of the transactions contemplated by the sale of units made by this prospectus and of an investment in such units. Moreover, taxpayers such as tax-exempt entities, regulated investment companies and insurance companies may be subject to rules and regulations unique to their status or form of organization in addition to those rules and regulations described herein. A prospective unitholder may wish to consult his own tax advisor about the tax consequences peculiar to his circumstances.

PARTNERSHIP STATUS

      A partnership is not a taxable entity and incurs no federal income tax liability. Each partner must take into account in computing his federal income tax liability his allocable share of our income, gains, losses, deductions and credits, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the distribution exceeds the partner's adjusted basis in his partnership interest.

      Counsel is of the opinion that under present law, and subject to the conditions and qualifications set forth below, for federal income tax purposes both we and each of our subsidiary partnerships will be treated as a partnership. Counsel's opinion as to our partnership status and that of our subsidiary partnerships is based principally on its interpretation of the factors set forth in Treasury Regulations under Sections 7701 and 7704 of the Code, its interpretation of Section 7704 of the Code, and upon representations made by the general partner.



      The Treasury Regulations under Section 7701 pertaining to the classification of entities such as us as partnerships or corporations for federal income tax purposes were significantly revised effective January 1, 1997. Pursuant to these revised Treasury Regulations, known as the "check-the-box" regulations, entities organized as limited partnerships under domestic partnership statutes are treated as partnerships for federal income tax purposes unless they elect to be treated as corporations. Domestic limited partnerships in existence on January 1, 1997, are deemed to have elected their classification under the prior Treasury Regulations on December 31, 1996, unless they formally elect another form of classification. We have not filed an election to be treated as a corporation under the "check-the-box" regulations, and Counsel has rendered its opinion that we and our subsidiary partnerships were treated as partnerships on December 31, 1996, under the prior Treasury Regulations and continue to be so treated.


      Notwithstanding the "check-the-box" regulations under Section 7701 of the Code, Section 7704 of the Code provides that publicly traded partnerships shall, as a general rule, be taxed as corporations despite the fact that they are not classified as corporations under Section 7701. Section 7704 of the Code provides an exception to this general rule (the "Natural Resource Exception") for a publicly traded partnership if 90% or more of its gross income for every taxable year consists of "qualifying income." "Qualifying income" includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil or products thereof) or marketing of any mineral or natural resource. Other types of "qualifying income" include interest, dividends, real property rents, gains from the sale of real property, including real property held by one considered to be a "dealer" in such property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes "qualifying income."



      The Pipelines, like other pipeline systems transporting petroleum products, include ancillary storage facilities which are an integral component of the system and are necessary for efficient and competitive operation. The general partner advised Counsel that we provide storage of petroleum products before transportation through the Pipelines or after transportation through the Pipelines while awaiting delivery to the our customers. Based on these facts, and on statements made by Congressman Rostenkowski and Senator Bentsen on the floors of the House of Representatives and Senate, respectively, indicating that storage fees can be "qualifying income" for purposes of qualifying for the Natural Resource Exception, Counsel is of the opinion that any fees charged for such storage facilities are "qualifying income."



      Our subsidiary, Support Terminals Operating Partnership, L.P. ("STOP"), earns fees from its terminaling operations for petroleum products, specialty chemicals and other liquids. Fees relating to terminaling of liquids that are not oil, gas, other natural resources or products derived from oil or gas will not be qualifying gross income for purposes of Section 7704(d) of the Code. Such fees were approximately 6% of our gross income in 1998, and we have advised Counsel that we believe that such percentage will be lower in 1999 as a result of the acquisition in February 1999 of our U.K. terminals. STOP received a ruling from the IRS in 1993 to the effect that fees earned from its terminaling operations for petroleum or other qualifying products will be qualifying income for purposes of Section 7704(d) of the Code. Although that ruling was based on the facts as they existed in 1993, we have advised Counsel that we believe that current operations continue to conform with the facts disclosed and representations made in STOP's request for the ruling.



      If we fail to meet the Natural Resource Exception to the general rule of
Section 7704 of the Code, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Natural Resource Exception in return for stock in such corporation, and then distributed such stock to the unitholders in liquidation of their units. However, this treatment will not apply if the IRS determines that the failure is inadvertent and if it is cured within a reasonable time after its discovery.

      In rendering its opinion as to periods before 1997 that we and our subsidiary partnerships were each treated as a partnership for federal income tax purposes, Counsel has relied on the following factual representations that the general partner made about us and our subsidiary partnerships:

          - As to us and each of our subsidiary partnerships, the general partner at all times while acting as general partner had a net worth of at least $5.0 million computed by excluding any net worth attributable to its interest in, and accounts and notes receivable from, or payable to, us or any limited partnership in which it is a general partner. As to STOP, STS at all times while acting as general partner of STOP had a net worth of at least $5.0 million computed by excluding any net worth attributable to its interest in and the accounts and notes receivable from, or payable to STOP or any other limited partnership in which it is a general partner.


          - Each such partnership operated and will continue to operate in accordance with applicable state partnership statutes, the partnership agreements and the statements and representations made in this prospectus.


          - Except as otherwise required by Section 704(c) of the Code, the general partner of each partnership had at least a 1% interest in each material item of income, gain, loss, deduction and credit of its respective partnership.


          - For each taxable year, we derived and will continue to derive less than 10% our aggregate gross income from sources other than "qualifying income" as defined above.


          - Our general partner and the general partner of each of our subsidiary partnerships acted independently of the limited partners of such partnerships.

Counsel has rendered its opinion as to taxable years beginning after 1996 relying on the accuracy of the second and fourth representations listed above together with the further representation by the general partner that neither we nor any of our subsidiary partnerships has or will elect to be treated as a corporation pursuant to the Section 7701 "check-the-box" Treasury Regulations.

      Counsel's opinion as to the classification of us and our subsidiary partnerships is also based on the assumption that if the general partner or STOP ceases to be a general partner, any successor general partner will make and satisfy such representations. In this regard, if the general partner or STOP were to withdraw as a general partner at a time when there is no successor general partner, or if the successor general partner could not satisfy the above representations, then the IRS might attempt to treat us or a subsidiary partnership as an association taxable as a corporation.

      If we or a subsidiary partnership were taxable as a corporation or treated as an association taxable as a corporation in any taxable year, its income, gains, losses, deductions and credits would be reflected only on its tax return rather than being passed through to its partners and its net income would be taxed at corporate rates. Losses that we realized would not flow through to the unitholders. In addition, any distribution made to a unitholder would be treated as either


      - dividend income to the extent of our current or accumulated earnings and profits,



      - in the absence of earnings and profits, as a nontaxable return of capital to the extent of the unitholder's basis in his units, or

      - taxable capital gain, after the unitholder's basis in the units is reduced to zero.


Accordingly, treatment of either us or a subsidiary partnership as a corporation would probably result in a material reduction in a unitholder's cash flow and after-tax return.


      We have three subsidiaries taxable as corporations whose combined revenues represented approximately 14.6% and 13.4% of our revenues in 1998 and 1997, respectively. These subsidiaries derive substantially all of their revenues from non-qualifying sources of income. These subsidiaries dividend their after tax profits to Kaneb Partners. Counsel has advised us that these dividends are treated as "qualifying income" for purposes of Section 7704 of the Code.


      If legislation is enacted which causes us to become taxable as a corporation or to be treated as an association taxable as a corporation for federal income tax purposes, the Minimum Quarterly Distribution and the Target Distributions for each quarter thereafter would be reduced to an amount equal to the product of


      (1) the otherwise applicable Minimum Quarterly Distribution and Target Distributions, multiplied by



      (2)  1 minus the sum of


           (x) the maximum marginal federal income tax rate (expressed as a fraction) and

           (y) the effective overall state and local income tax rate (expressed as a fraction) applicable to us for the taxable year in which such quarter occurs.

      The discussion below is based on the assumption that we and our subsidiary partnerships each will be classified as a partnership for federal income tax purposes. If that assumption proves to be erroneous, most, if not all, of the tax consequences described below would not be applicable to unitholders.

PARTNER STATUS

      Unitholders who have become our limited partners pursuant to the provisions of our partnership agreement will be treated as our partners for federal income tax purposes.


      The IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of such ruling, except as otherwise described herein, (1) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and (2) unitholders whose units are held in street name or by another nominee will be treated as partners for federal income tax purposes. As such ruling does not extend, on its facts, to assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the tax status of such unitholders is unclear and Counsel expresses no opinion with respect to the status of such assignees. Such unitholders should consult their own tax advisors with respect to their status as partners for federal income tax purposes. A purchaser or other transferee of units who does not execute and deliver a transfer application may not receive federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker executes and delivers a transfer application with respect to such units.

      A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such units for federal income tax purposes. These holders should consult with their own tax advisors with respect to their status as partners for federal income tax purposes. See "--Tax Treatment of Operations--Treatment of Short Sales and Constructive Sales of Appreciated Financial Positions."

TAX CONSEQUENCES OF UNIT OWNERSHIP

      FLOW-THROUGH OF TAXABLE INCOME

      Our income, gains, losses, deductions and credits will consist of our allocable share of the income, gains, losses, deductions and credits of our partnership subsidiaries and dividends from our corporate subsidiaries. Since we are not a taxable entity and incur no federal income tax liability, each unitholder will be required to take into account his allocable share of our income, gain, loss and deductions for our taxable year ending within his taxable year without regard to whether corresponding cash distributions are received by unitholders. Consequently, a unitholder may be allocated income from us although he has not received a cash distribution in respect of such income.

      Our assets will include all of the capital stock of three corporations, STI, STS and STH. These corporations will be subject to entity-level taxation for federal and state income tax purposes. As their sole stockholder, we will include in our income as dividends any amounts such corporations distribute to us to the extent of such corporations' current and accumulated earnings and profits. The general partner estimates that a significant portion of the cash distributions to us by such corporations will be treated as taxable dividends.

      TREATMENT OF PARTNERSHIP DISTRIBUTIONS

      Our distributions generally will not be taxable to a unitholder for federal income tax purposes to the extent of his basis in his units immediately before the distribution. Cash distributions in excess of such basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under "--Disposition of Units." Any reduction in a unitholder's share of our liabilities included in his basis in his units will be treated as a distribution of cash to such unitholder. See "--Basis of Units." If a unitholder's percentage interest decreases because we offer additional units, then such unitholder's share of nonrecourse liabilities will decrease, and this will result in a corresponding deemed distribution of cash.


      A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his basis in his units, if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or appreciated "inventory items" (both as defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the unitholder will be treated as having received his proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's basis for the share of such Section 751 Assets deemed relinquished in the exchange.

      BASIS OF UNITS

      In general, a unitholder's tax basis for his units initially will be equal to the amount paid for the units. A unitholder's tax basis will be increased by


      -   his share of our taxable income and



      - his share of our liabilities that are without recourse to any Partner ("nonrecourse liabilities"), if any.


A unitholder's basis in his interest will be decreased (but not below zero) by


      -   his share of our distributions,



      -   his share of decreases in our nonrecourse liabilities,



      -   his share of our losses and



      - his share of our nondeductible expenditures that are not required to be capitalized.


      A unitholder's share of nonrecourse liabilities will generally be based on his share of our profits. See "--Disposition of Units--Aggregate Tax Basis for Units."

      LIMITATIONS ON DEDUCTIBILITY OF LOSSES


      The passive loss limitations contained in Section 469 of the Code generally provide that individuals, estates, trusts and closely held C corporations and personal service corporations can only deduct losses from passive activities that are not in excess of the taxpayer's income from such passive activities or investments. Generally, passive activities are those in which the taxpayer does not materially participate. The passive loss limitations are to be applied separately with respect to each publicly traded partnership. Consequently, losses that we generate, if any, will only be available to offset future income that we generate and will not be available to offset income from other passive activities or investments, including other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed the unitholder's share of our income may be deducted in full when the unitholder disposes of his entire investment in us to an unrelated party in a fully taxable transaction. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.


      A unitholder's share of our net income may be offset by any suspended passive losses we may have, but may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. According to an IRS announcement, Treasury regulations will be issued that characterize net passive income from a publicly traded partnership as investment income for purposes of deducting investment interest.


      In addition to the foregoing limitations, a unitholder may not deduct from taxable income his share of our losses, if any, to the extent that such losses exceed the lesser of (1) the adjusted tax basis of his units at the end of our taxable year in which the loss occurs and (2) the amount for which the unitholder is considered "at risk" under Section 465 of the Code at the end of that year. In general, a unitholder will initially be "at risk" to the extent of the purchase price of his units. A unitholder's "at risk" amount increases or decreases as his adjusted basis in his units increases or decreases, except that our nonrecourse liabilities, or increases or decreases in such liabilities, generally do not affect his "at risk" amount. Losses disallowed to a unitholder as a result of these rules can be carried forward and will be allowable to the unitholder to the extent that his adjusted basis or "at risk" amount (whichever was the limiting factor) is increased in a subsequent year. The "at risk" rules apply to an individual unitholder, a shareholder of a corporate unitholder that is an S corporation and a corporate unitholder if 50% or more of the value of the corporation's stock is owned directly or indirectly by five or fewer individuals.


      LIMITATIONS ON INTEREST DEDUCTIONS

      The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." A unitholder's net passive income from us will be treated as investment income for this purpose. In addition, a unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes


      - interest on indebtedness properly allocable to property held for investment,



      -   a partnership's interest expense attributed to portfolio income and



      - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.



The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit to the extent attributable to our portfolio income. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expense other than interest directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.


ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

      Our partnership agreement requires that a capital account be maintained for each partner, that the capital accounts generally be maintained in accordance with the tax accounting principles set forth in applicable Treasury Regulations under Section 704 of the Code and that all allocations to a partner be reflected by appropriate increases or decreases in his capital account. Distributions upon our liquidation generally are to be made in accordance with positive capital account balances.

      In general, if we have a net profit, items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective interests in us. If we have a net loss, items of income, gain, loss and deduction will generally be allocated (1) first, to the general partner and the unitholders in accordance with their respective interests in us to the extent of their positive capital accounts; and
(2) second, to the general partner.


      Notwithstanding the above, as required by Section 704(c) of the Code, some items of income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us ("Contributed Property"). In addition, items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of income and gain will be allocated in an amount and manner sufficient to eliminate the negative balances as quickly as possible.

      Under Section 704(c) of the Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the "ceiling limitation"). To the extent the ceiling limitation is or becomes applicable, our partnership agreement will require that items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitation. Such allocations will not have substantial economic effect because they will not be reflected in the capital accounts of the unitholders. Treasury Regulations under Section 704(c) of the Code permit a partnership to make reasonable curative allocations to reduce or eliminate disparities between the tax basis and value attributable to Contributed Properties. Recently proposed Treasury Regulations that are apparently intended to modify existing laws to make interests in partnerships generally fungible may, in fact, require Section 704(c) methods that are unavailable to many publicly traded partnerships such as us. See "--Uniformity of Units."


      Because of the uncertainty created by the proposed Treasury Regulations referred to in the preceding paragraph, Counsel is unable to opine that the
Section 704(c) allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction.

UNIFORMITY OF UNITS


      There can arise a lack of uniformity in the intrinsic tax characteristics of units sold pursuant to this offering and units subsequently converted to units or units that we issue before or after this offering. Such uniformity is often referred to as "fungibility." Without such uniformity, compliance with several federal income tax requirements, both statutory and regulatory, could be substantially diminished. In addition, such non-uniformity could have a negative impact on the ability of a unitholder to dispose of his interest in us. Such lack of uniformity can result from the application of Treasury Regulation
Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation 1.197-2(g)(3) to our
Section 743(b) adjustments or the determination that our Section 704(c) curative allocations to prevent the application of "ceiling" limitations on our ability to make allocations to eliminate disparities between the tax basis and value attributable to Contributed Properties are unreasonable. Depreciation conventions may be adopted or items of income and deduction may be specially allocated in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all units, despite the application of either Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation 1.197-2(g)(3) or the "ceiling" limitations to Contributed Properties. Any such special allocation will be made solely for federal income tax purposes.



      In January 1998, the IRS proposed new Regulations to update and clarify the Treasury Regulations that impact our ability to maintain fungibility of units. The preamble of the proposed Regulations states that an intended result of the Regulations is that "interests in a partnership will generally be fungible;" however, the proposed Regulations would provide fungibility only for interests in partnerships that use the remedial method in calculating their
Section 704(c) allocations. Unfortunately, the remedial allocation method can be adopted only with respect to property contributed to a partnership on and after December 21, 1993, and a significant part of our assets were acquired by contribution to us before that date. Neither we nor Counsel can predict whether the final Regulations will allow us to use the remedial allocation method on all of our assets or allow us to continue to use other allocation methods to maintain uniformity of units. In the event the IRS disallows the use of our
Section 704(c) curative allocations or the depreciation and amortization conventions that we use in our Section 743(b) adjustments, some or all of the adverse consequences described in the preceding paragraph could result. See "--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Tax Treatment of Operations--Section 754 Election."

TAX TREATMENT OF OPERATIONS

      INCOME AND DEDUCTIONS IN GENERAL

      We will not pay any federal income tax. Instead, each unitholder must report on his income tax return his allocable share of our income, gains, losses and deductions. Such items must be included on the unitholder's federal income tax return without regard to whether we make a distribution of cash to the unitholder. A unitholder is generally entitled to offset his allocable share of our passive income with his allocable share of losses that we generate, if any. See "--Tax Consequences of Unit Ownership--Limitations on Deductibility of Losses."

      A unitholder who owns units as of the first day of each month during a quarter and who disposes of such units before the record date for a distribution with respect to such quarter will be allocated items of our income and gain attributable to the months in such quarter during which such units were owned but will not be entitled to receive such cash distribution.

      ACCOUNTING METHOD AND TAXABLE YEAR


      Kaneb Partners uses the calendar year as its taxable year and adopted the accrual method of accounting for federal income tax purposes.


      DEPRECIATION METHOD


      Kaneb Partners elected to use depreciation methods that resulted in the largest depreciation deductions in our early years. We may depreciate property that we later acquired or constructed using accelerated depreciation methods permitted by Section 168 of the Code.


      SECTION 754 ELECTION


      Kaneb Partners and the Operating Partnerships have each made the election permitted by Section 754 of the Code. Such election will generally permit a purchaser of units to adjust his share of the basis in our properties pursuant to Section 743(b) of the Code. Such elections are irrevocable without the consent of the IRS. The Section 743(b) adjustment is attributed solely to a purchaser of units and is not added to the common basis of our assets (the "Common Bases"). Thus, for purposes of determining income, gains, losses and deductions, the purchaser will have a special basis for those of our properties that are adjusted under Section 743(b) of the Code. The amount of the adjustment under Section 743(b) is the difference between the unitholder's adjusted federal income tax basis in his units and the unitholder's proportionate share of the Common Bases attributable to the units pursuant to Section 743. The aggregate amount of the adjustment computed under Section 743(b) is then allocated among our various assets pursuant to the rules of Section 755. The Section 743(b) adjustment provides the purchaser of units with the equivalent of an adjusted tax basis in his share of our properties equal to the fair market value of such share.



      Proposed Treasury Regulations under Section 743 of the Code generally require the Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly acquired recovery property placed in service when the transfer occurs. The proposed regulations under Section 197 indicate that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible should be similarly treated. Under Treasury Regulation Section 1.167(c)-1(a)(6), a
Section 743(b) adjustment attributable to property subject to depreciation under
Section 167 of the Code rather than cost-recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150 percent declining-balance method. Kaneb Partners utilizes the 150 percent declining method on such property. The depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the Common Bases in such properties. This could adversely affect the continued uniformity of the tax characteristics of our units. The general partner has adopted an accounting convention under Section 743(b) to preserve the uniformity of units despite its inconsistency with these Treasury Regulations. See "Uniformity of Units."


      Although Counsel is unable to opine as to the validity of such an approach, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property to the extent of any unamortized disparity between the tax basis and value attributable to Contributed Property. We will use a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Bases of such property, despite its inconsistency with Treasury Regulation Section 1.167(c)-1(a)(6), Proposed Treasury Regulation 1.743-1(j)(4)(i)(B)(1) and Proposed Treasury Regulation 1.197-2(g)(3). If we determine that such position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to Common Bases or Section 743(b) basis, based on the same applicable rate as if they had purchased a direct interest in our property. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to unitholders. See "-- Uniformity of Units."


      The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060 of the Code. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment that we do not allocate to goodwill which, as an intangible asset, would be amortizable over a longer period of time than our tangible assets. Alternatively, it is possible that the IRS might seek to treat the portion of such Section 743(b) adjustment attributable to the underwriters' discount as if it were allocable to a non-deductible syndication cost.

      A Section 754 election is advantageous when the transferee's basis in such units is higher than such units' share of the aggregate basis in our assets immediately before the transfer. In such case, pursuant to the election, the transferee will take a new and higher basis in his share of our assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election would be disadvantageous if the transferee's basis in such units is lower than such units' share of the aggregate basis in our assets immediately before the transfer. Thus, the amounts that a unitholder would be able to obtain on a sale or other disposition of his units may be affected favorably or adversely by the elections under Section 754.

      The calculations and adjustments in connection with the Section 754 election depend, among other things, on the date on which a transfer occurs and the price at which the transfer occurs. To help reduce the complexity of those calculations and the resulting administrative cost to us, the general partner will apply the following method in making the necessary adjustments pursuant to the Section 754 election on transfers after the transfers pursuant to this offering: the price paid by a transferee for his units will be deemed to be the lowest quoted trading price for the units during the calendar month in which the transfer was deemed to occur, without regard to the actual price paid. The application of such convention yields a less favorable tax result, as compared to adjustments based on actual price, to a transferee who paid more than the "convention price" for his units. The calculations under Section 754 elections are highly complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. It is possible that the IRS will successfully assert that the adjustments made by the general partner do not meet the requirements of the Code or the applicable regulations and require a different basis adjustment to be made.

      Should the IRS require a different basis adjustment to be made, and should, in the general partner's opinion, the expense of compliance exceed the benefit of the elections, the general partner may seek permission from the IRS to revoke the Section 754 election it previously made for us. Such a revocation may increase the ratio of a unitholder's distributive share of taxable income to cash distributions and adversely affect the amount that a unitholder will receive from the sale of his units.

      ESTIMATES OF RELATIVE FAIR MARKET VALUES AND BASIS OF PROPERTIES

      The consequences of the acquisition, ownership and disposition of units will depend in part on estimates by the general partner of the relative fair market values and determinations of the initial tax basis of our assets. The federal income tax consequences of such estimates and determinations of basis may be subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis were found to be incorrect, the character and amount of items of income, gain, loss, deduction or credit previously reported by unitholders might change, and unitholders might be required to amend their previously filed tax returns or to file claims for refund. See "--Administrative Matters--Valuation Overstatements."

      TREATMENT OF SHORT SALES AND CONSTRUCTIVE SALES OF APPRECIATED FINANCIAL
          POSITIONS

      Taxpayers are required to recognize gain but not loss on constructive sales of appreciated financial positions that are entered into after June 8, 1997. These rules would apply to a constructive sale of units. Constructive sales include short sales of the same or substantially identical property ("short-against-the-box" transactions), entering into a national principal contract on the same or substantially identical property, and entering into a futures or forward contract to deliver the same or substantially identical property. Thus, gain would be triggered if a unitholder entered into a contract to sell his or her units for a fixed price on a future date. If a constructive sale occurs, the taxpayer must recognize gain as if the appreciated financial position were sold, assigned or otherwise terminated at its fair market value on the date of the constructive sale. Adjustments for the gain recognized on the constructive sale are made in the amount of any gain or loss later realized by the taxpayer with respect to the position.

      It would appear that a unitholder whose units are loaned to a "short seller" to cover a short sale of units would be considered as having transferred beneficial ownership of such units and would, thus, no longer be a partner with respect to such units during the period of such loan. As a result, during such period any Partnership income, gains, deductions, losses or credits with respect to such units would appear not to be reportable by such unitholder, any cash distributions the unitholder receives with respect to such units would be fully taxable and all of such distributions would appear to be treated as ordinary income. The IRS also may contend that a loan of units to a "short seller" constitutes a taxable exchange. If such a contention were successfully made, the lending unitholder may be required to recognize gain or loss. Unitholders desiring to assure their status as partners should modify their brokerage account agreements, if any, to prohibit their brokers from borrowing their units. The IRS announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests.

      ALTERNATIVE MINIMUM TAX

      Each unitholder will be required to take into account his share of any items of Partnership income, gain or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

      TAX-EXEMPT ENTITIES, REGULATED INVESTMENT COMPANIES AND FOREIGN INVESTORS

      Ownership of units by employee benefit plans, other tax exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies may raise issues unique to such persons and, as described below, may have substantial adverse tax consequences.

      Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts ("IRAs") and other retirement plans, are subject to federal income tax on unrelated business taxable income. Under Section 512 of the Code, virtually all of the taxable income such an organization derives from the ownership of a unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

      Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or other qualifying income. We do not anticipate that any significant amount of our gross income will be qualifying income.


      Nonresident aliens and foreign corporations, trusts or estates that acquire units will be considered to be engaged in business in the United States on account of ownership of such units and as a consequence will be required to file federal tax returns in respect of their distributive shares of Partnership income, gain, loss, deduction or credit and pay federal income tax at regular rates, net of credits including withholding, on such income. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a United States trade or business and that is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold on actual cash distributions made quarterly to foreign unitholders. The current rate for withholding is 39.6%. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to the our transfer agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.



      Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, such a unitholder may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our earnings and profits, as adjusted for changes in the foreign corporation's "U.S. net equity," that are effectively connected with the conduct of a United States trade or business. Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a "qualified resident." In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Code.



      The IRS has ruled that a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of such unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Kaneb Partners does not expect that any material portion of any such gain will avoid United States taxation. Moreover, Section 897 of the Code, which is applied before the above-referenced IRS ruling, may increase the portion of any gain that is recognized by a foreign unitholder that is subject to United States income tax if that foreign unitholder has held more than 5% in value of the units during the five-year period ending on the date of the disposition or if the units are not regularly traded on an established securities market at the time of the disposition.

DISPOSITION OF UNITS

      GAIN OR LOSS IN GENERAL

      If a unit is sold or otherwise disposed of, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount realized and the unitholder's tax basis for such unit. See "--Tax Consequences of Unit Ownership--Basis of Units." A unitholder's "amount realized" will be measured by the sum of the cash or the fair market value of other property received plus the portion of our nonrecourse liabilities allocated to the units sold. To the extent that the amount of cash or property received plus the allocable share of our nonrecourse liabilities exceeds the unitholder's basis for the units disposed of, the unitholder will recognize gain. The tax liability resulting from such gain could exceed the amount of cash received upon the disposition of such units. See also, "Tax Treatment of Operations--Treatment of Short Sales and Constructive Sales of Appreciated Financial Positions."


      The IRS has ruled that a partner must maintain an aggregate adjusted tax basis for his interests in a single partnership, consisting of all interests acquired in separate transactions. On a sale of a portion of such aggregate interest, such partner would be required to allocate his aggregate tax basis between the interest sold and the interest retained by some equitable apportionment method. If applicable, the aggregation of tax basis of a unitholder effectively prohibits a unitholder from choosing among units with varying amounts of inherent gain or loss to control the timing of the recognition of such inherent gain or loss as would be possible in a stock transaction. Thus, the IRS ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of a unitholder's units. It is not clear whether such ruling applies to publicly traded partnerships, such as us, the interests in which are evidenced by separate registered certificates, providing a verifiable means of identifying each separate interest and tracing the purchase price of such interest. A unitholder considering the purchase of additional units or a sale of units purchased at differing prices should consult his tax advisor as to the possible consequences of that IRS ruling.



      Gain or loss recognized by a unitholder, other that a "dealer" in units, on the sale or exchange of a unit held more than one year will generally be taxable as capital gain or loss. To the extent that a portion of the gain upon the sale of a unit is attributable to a unitholder's share of our "inventory items" and "unrealized receivables," as those terms are defined in Section 751 of the Code, such portion will be treated as ordinary income. Unrealized receivables include (1) to the extent not previously includable in our income, any rights to pay for services rendered or to be rendered and (2) amounts that would be subject to depreciation recapture as ordinary income if we had sold our assets at their fair market value at the time of the transfer of a unit. Ordinary income attributable to inventory items and unrealized receivables may exceed net taxable gain realized upon the sale of the units and may be recognized even if there is a net taxable loss realized on the sale of the units. Thus, a unitholder may recognize both ordinary income and a capital loss upon disposition of the units.


      TRANSFEROR/TRANSFEREE ALLOCATIONS

      In general, our taxable income and losses are determined annually and are prorated on a monthly basis and subsequently apportioned among the unitholders in proportion to the number of units owned by them as of the opening of the NYSE on the first business day of the month. However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business is allocated among the unitholders of record as of the opening of the NYSE on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a unitholder transferring units in the open market may be allocated income, gain, loss, deduction and credit accrued after the transfer.


      The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and, accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and transferees of units. If the IRS treats transfers of units as occurring throughout each month and a monthly convention is not allowed by the regulations, the IRS may contend that our taxable income or losses must be reallocated among the unitholders. If any such contention were sustained, the tax liabilities of some unitholders would be adjusted to the possible detriment of other unitholders. The general partner is authorized to revise our method of allocation (1) between transferors and transferees and (2) as among Partners whose interests otherwise vary during a taxable period, to comply with any future regulations.



      A unitholder who owns units at any time during a quarter and who disposes of such units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

      CONSTRUCTIVE TERMINATION OR DISSOLUTION OF PARTNERSHIP


      Under Section 708(b)(1)(B) of the Code, a partnership will be considered to have been terminated if within a twelve-month period there is a sale or exchange of 50% or more of the interests in partnership capital and profits. A termination results in a closing of the partnership's taxable year for all partners, and the partnership's assets are treated as having been transferred by us to a new partnership in exchange for an interest in the new partnership followed by a deemed distribution of interests in the new partnership to the partners of the terminated partnership in liquidation of such partnership. If a partnership is terminated by sale or exchange of interests in us, a Section 754 election, including a Section 754 election made by the terminated partnership, that is in effect for the taxable year of the terminated partnership in which the sale occurs, applies with respect to the incoming partner. Moreover, a Partner with a special basis adjustment in property held by a partnership that terminates under section 708(b)(1)(B) will continue to have the same special basis adjustment with respect to property deemed contributed by the terminated partnership to the new partnership regardless of whether the new partnership makes a Section 754 election. In the case of a unitholder reporting on a fiscal year other than a calendar year, the closing of our tax year may result in more than twelve months' of our taxable income or loss being includable in his taxable income for the year of termination.



      We may not have the ability to determine when a constructive termination occurs as a result of transfers of units because the units will be freely transferable under "street name" ownership. Thus, we may be subject to penalty for failure to file a tax return and may fail to make partnership tax elections in a timely manner, including the Section 754 election.


ADMINISTRATIVE MATTERS

      ENTITY-LEVEL COLLECTIONS


      If we are required under applicable law or elect to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, the general partner is authorized to pay such taxes from Partnership funds. Such payments, if made, will be treated as current distributions to the unitholders for tax purposes, including the calculation of capital accounts. However, such payments, if made on behalf of all unitholders, will not be treated as current distributions of Available Cash for purposes of determining whether (1) distributed cash constitutes Cash from Operations or Cash from Interim Capital Transactions or (2) the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution or Third Target Distribution has been paid. If such payments are made on behalf of some but not all unitholders, the payments will be treated as distributions of Available Cash for all purposes including the determination of whether
(1) distributed cash constitutes Cash from Operations or Cash from Interim Capital Transactions and (2) the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution or Third Target Distribution has been distributed on units held by unitholders on whose behalf such payments are made.


      The general partner is authorized but not required to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust subsequent distributions so that, after giving effect to such deemed distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement are maintained as nearly as practicable. If we are permitted but not required under applicable law to pay any such taxes, the general partner is authorized but not required to pay such taxes from our funds and to amend our partnership agreement and adjust subsequent distributions as described above. Our partnership agreement further provides that the general partner is authorized but not required to attempt to collect tax deficiencies from persons who were unitholders at the time such deficiencies arose and any amounts so collected will become Partnership assets.


      The amount we pay would be calculated based on the maximum rate of income tax for individuals or corporations, whichever is higher. Thus, such a payment by us could give rise to an overpayment of tax on behalf of an individual unitholder. In such event, the individual unitholder could file a claim for credit or refund with respect to the overpayment.

      PARTNERSHIP INCOME TAX INFORMATION RETURNS AND PARTNERSHIP AUDIT
          PROCEDURES


      We will use all reasonable efforts to furnish unitholders with tax information within 75 days after the close of each taxable year. Specifically, we intend to furnish to each unitholder a Schedule K-1 which sets forth his allocable share of our income, gains, losses, deductions and credits, if any. In preparing such information, the general partner will necessarily use various accounting and reporting conventions to determine each unitholder's allocable share of income, gains, losses, deductions and credits. Neither we nor Counsel can assure you that any such conventions will yield a result that conforms to the requirements of the Code, regulations thereunder or administrative pronouncements of the IRS. The general partner cannot assure prospective unitholders that the IRS will not contend that such accounting and reporting conventions are impermissible. Contesting any such allegations could result in substantial expense to us. In addition, if the IRS were to prevail, unitholders may incur substantial liabilities for taxes and interest.



      Our federal income tax information returns may be audited by the IRS. The Code contains partnership audit procedures that significantly simplify the manner in which IRS audit adjustments of partnership items are resolved. Adjustments, if any, resulting from such an audit may require each unitholder to file an amended tax return, and possibly may result in an audit of the unitholder's return. Any audit of a unitholder's return could result in adjustments to items not related to our returns as well as those related to our returns.



      Under Sections 6221 through 6233 of the Code, partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit and the imposition of penalties and other additions to unitholders' tax liability are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners.

The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints the general partner as our Tax Matters Partner.


      The Tax Matters Partner is entitled to make elections for us and our unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to Partnership items. In connection with adjustments to Partnership tax returns proposed by the IRS, the Tax Matters Partner may bind any unitholder with less than a 1% profits interest in us to a settlement with the IRS unless the unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review to which all the unitholders are bound of a final Partnership administrative adjustment. If the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% profit interest in us and by unitholders having, in the aggregate, at least a 5% profits interest. Only one judicial proceeding will go forward, however, and each unitholder with an interest in the outcome may participate.


      The unitholders will generally be required to treat Partnership items on their federal income tax returns in a manner consistent with the treatment of the items on our information return. In general, that consistency requirement is waived if the unitholder files a statement with the IRS identifying the inconsistency. Failure to satisfy the consistency requirement, if not waived, will result in an adjustment to conform the treatment of the item by the unitholder to the treatment on our return. Even if the consistency requirement is waived, adjustments to the unitholder's tax liability with respect to Partnership items may result from an audit of our or the unitholder's tax return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

      INFORMATION RETURN FILING REQUIREMENTS


      A unitholder who sells or exchanges units is required by Section 6050K of the Code to notify us in writing of such sale or exchange, and we are required to notify the IRS of such transaction and to furnish information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects such sale through a broker. In addition, a transferor and a transferee of a unit will be required to furnish to the IRS the amount of the consideration received for such unit that is allocated to our goodwill or going concern value. Failure to satisfy such reporting obligations may lead to the imposition of substantial penalties.


      NOMINEE REPORTING


      Under Section 6031(c) of the Code, persons who hold an interest in us as a nominee for another person must report information to us. Temporary Treasury Regulations provide that such information should include



      - the name, address and taxpayer identification number of the beneficial owners and the nominee;



      -   whether the beneficial owner is



          -  a person that is not a United States person,



          - a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or



          -  a tax-exempt entity;

      - the amount and description of units held, acquired or transferred for the beneficial owners; and



      - information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.



      Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed for failure to report such information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.


      REGISTRATION AS A TAX SHELTER


      Section 6111 of the Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. Although it is arguable that we will not be subject to the registration requirement, the general partner, as our principal organizer, has registered us as a tax shelter with the IRS in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. Kaneb Partners has received tax shelter registration number 93230000163 from the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. Kaneb Partners must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish such registration number to the transferee is $100 for each such failure. The unitholder must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit generated by us is claimed or income from us is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for such failure, will be subject to a $250 penalty for each such failure. Any penalties discussed herein are not deductible for federal income tax purposes.


                          STATE AND OTHER TAX CONSIDERATIONS


      Unitholders may be subject to state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partners reside or in which we or our subsidiary partnerships do business or own property. Although an analysis of those various taxes cannot be presented here, each prospective unitholder should consider the potential impact of such taxes on his investment in units. The Operating Partnerships own property and do business in Alabama, Arizona, California, Colorado, Florida, Georgia, Indiana, Illinois, Iowa, Kansas, Louisiana, Maryland, Minnesota, Nebraska, New Jersey, New Mexico, North Dakota, Oklahoma, Oregon, South Dakota, Texas, Washington, Wisconsin, Wyoming and Virginia. A unitholder will likely be required to file state income tax returns in such states, other than Florida, South Dakota, Texas and Wyoming, and may be subject to penalties for failure to comply with such requirements. In addition, an obligation to file tax returns or to pay taxes may arise in other states. Moreover, in some states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partner has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. The general partner is authorized but not required to cause us to pay any state or local income tax on behalf of all the Partners even though such payment may be greater than the amount that would have been required to be paid if such payment had been made directly by a particular Partner or assignee; provided, however, that such tax payment shall be in the same amount with respect to each unit and, in the general partner's sole discretion, payment of such tax on behalf of all the Partners or assignees is in the best interests of the Partners or the assignees as a whole. Any amount so paid on behalf of all Partners or assignees shall be deducted as a cash operating expenditure of us in calculating "Cash from Operations."


      It is the responsibility of each prospective unitholder to investigate the legal and tax consequences, under the laws of pertinent states or localities, of his investment in units. Accordingly, each prospective unitholder should consult, and must depend on, his own tax counsel or other advisor with regard to state and local tax matters. Further, it is the responsibility of each unitholder to file all state and local, as well as federal, tax returns that may be required of such unitholder.

                INVESTMENT IN KANEB PARTNERS BY EMPLOYEE BENEFIT PLANS



      An investment in us by an employee benefit plan is subject to additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts established or maintained by an employer or employee organization. Among other things, consideration should be given to



      - whether such investment is prudent under Section 404(a)(1)(B) of ERISA,



      - whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA,



      - the fact that such investment could result in recognition of UBTI by such plan even if there is no net income,



      - the effect of an imposition of income taxes on the potential investment return for an otherwise tax-exempt investor and



      - whether, as a result of the investment, the plan will be required to file an exempt organization business income tax return with the IRS.


See "Federal Income Tax Considerations--Tax Treatment of Operations--Tax-Exempt Entities, Regulated Investment Companies and Foreign Investors." The person with investment discretion with respect to the assets of an employee benefit plan (a "fiduciary") should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.


      In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in us, be deemed to own an undivided interest in our assets. If so, the general partner also would be a fiduciary of such plan, and we would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.



      Section 406 of ERISA and Section 4975 of the Code prohibit an employee benefit plan from engaging in transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan. These provisions also apply to Individual Retirement Accounts which are not considered part of an employee benefit plan. The Department of Labor issued final regulations on November 13, 1986, that provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets." Pursuant to these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,



      (1) the equity interests acquired by employee benefit plans are publicly offered securities, I.E., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under the federal securities laws,



      (2) the entity is an "operating company," I.E., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries, or

      (3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by employee benefit plans (as defined in Section 3(3) of ERISA), whether or not they are subject to the provisions of Title I of ERISA, plans described in
           Section 4975(e)(1) of the Code, and any entities whose underlying assets include plan assets by reason of a plan's investments in the entity.



      Kaneb Partners's assets would not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (1) above, and also may satisfy requirements (2) and (3) above.

                                 PLAN OF DISTRIBUTION

      Kaneb Partners may sell the units to one or more underwriters for public offering and sale or may sell the units to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the units will be named in the applicable prospectus supplement.



      Underwriters may offer and sell the units at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. Kaneb Partners also may, from time to time, authorize underwriters acting as our agents to offer and sell the units on the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of units, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the units for whom they may act as agent. Underwriters may sell the units to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.



      Any underwriting compensation that we pay to underwriters or agents in connection with the offering of the units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the units may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against the contribution toward civil liabilities, including liabilities under the Securities Act.



      If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by institutional investors to purchase the units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any such institutional investor or on the portion of the aggregate number of the units that may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions that we may approve. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that



      - the purchase by an institution of the units shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and



      - if the units are being sold to underwriters, Kaneb Partners shall have sold to such underwriters the total number of such units less the number thereof covered by such arrangements.


Underwriters will not have any responsibility with respect to the validity of such arrangements or the performance of us or such institutional investors thereunder.


      Some of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

                                        LEGAL

      Certain legal matters in connection with the units will be passed upon by Fulbright & Jaworski L.L.P., Houston, Texas, as our counsel. Any underwriter will be advised about other issues relating to the offering by their own legal counsel.

                                       EXPERTS

      The consolidated financial statements of Kaneb Pipe Line Partners, L.P. and subsidiaries as of December 31, 1998 and for the year then ended, and the consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries as of December 31, 1998, have been incorporated by reference and included herein, respectively, in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference and included herein, and upon the authority of said firm as experts in auditing and accounting.


      The consolidated balance sheet of Kaneb Pipe Line Partners, L.P. as of December 31, 1997 and the consolidated income statement and statement of cash flow for the two years then ended incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            INDEX TO FINANCIAL STATEMENTS


KANEB PIPE LINE COMPANY
      Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . F-2
      Consolidated Balance Sheet  . . . . . . . . . . . . . . . . . . . . . F-3
      Notes to Consolidated Balance Sheet . . . . . . . . . . . . . . . . . F-4

                             INDEPENDENT AUDITORS' REPORT




The Board of Directors
Kaneb Pipe Line Company:

We have audited the accompanying consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries (the "Company") as of December 31, 1998. This consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 1998, in conformity with generally accepted accounting principles.



KPMG LLP
Dallas, Texas
February 25, 1999

                       KANEB PIPE LINE COMPANY AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEET
                                  December 31, 1998



                                            Assets
Current assets:
   Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $     1,870,000
   Accounts receivable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             21,698,000
   Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              3,880,000
   Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              4,463,000
                                                                                                   ---------------
          Total current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             31,911,000
                                                                                                   ---------------

Receivable from affiliates, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              7,539,000

Property and equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            398,306,000
Less accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            108,631,000
                                                                                                   ---------------
   Net property and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            289,675,000

Excess of cost over fair value of net assets of acquired business . . . . . . . . . . . . .              1,472,000
                                                                                                   ---------------
                                                                                                   $   330,597,000
                                                                                                   ---------------
                                                                                                   ---------------

                             Liabilities and Stockholder's Equity
Current liabilities:
   Short-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $    10,000,000
   Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              9,145,000
   Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             10,969,000
   Accrued distributions payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              7,452,000
   Deferred terminaling fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              3,526,000
                                                                                                   ---------------
          Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .             41,092,000
                                                                                                   ---------------

Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            155,852,000

Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              3,558,000

Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              7,992,000

Interest of outside non-controlling partners in KPP . . . . . . . . . . . . . . . . . . . .             79,247,000

Stockholder's equity:
   Common stock, $1 par value, authorized and issued 10,000 shares  . . . . . . . . . . . .                 10,000
   Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             29,573,000
   Notes receivable from affiliate  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (14,500,000)
   Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             27,773,000
                                                                                                   ---------------
          Total stockholder's equity  . . . . . . . . . . . . . . . . . . . . . . . . . . .             42,856,000
                                                                                                   ---------------
                                                                                                   $   330,597,000
                                                                                                   ---------------
                                                                                                   ---------------


See accompanying notes to consolidated balance sheet.

(1) SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

   The following significant accounting policies are followed by Kaneb Pipe Line Company and subsidiaries (the "Company") in the preparation of the consolidated balance sheet. The Company is a wholly-owned subsidiary of Kaneb Services, Inc. (the "Parent Company").

   (a)  PRINCIPLES OF CONSOLIDATION


        The consolidated balance sheet includes the accounts of the Company and its subsidiaries and Kaneb Pipe Line Partners, L.P. (the "Partnership" or "KPP"). The Company controls the operations of KPP through its two percent general partner interest and a 28% limited partner interest. All significant intercompany transactions and balances are eliminated in consolidation.



        Kaneb Partners owns and operates a refined petroleum products pipeline business and a petroleum products and specialty liquids storage and terminaling business. Kaneb Partners's business of terminaling petroleum products and specialty liquids is conducted under the name ST Services ("ST"). Kaneb Partners operates the refined petroleum products pipeline business through Kaneb Pipe Line Operating Partnership, L.P. ("KPOP"), a limited partnership in which Kaneb Partners holds a 99% interest as limited partner. The Company's products marketing business, acquired in March 1998 (Note 3), provides wholesale motor fuel marketing services in the Great Lakes and Rocky Mountain regions, as well as California.



   (b)  CASH AND EQUIVALENTS

        The Company's policy is to invest cash in highly liquid investments with original maturities of three months or less. Such investments are valued at cost, which approximates market, and are classified as cash equivalents.

   (c)  INVENTORIES

        Inventories consist of petroleum products purchased for resale in the products marketing business and are valued at the lower of cost or market. Cost is determined using the weighted average cost method.

   (d)  PROPERTY AND EQUIPMENT

        Property and equipment are carried at original cost. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements that do not materially increase values or extend useful lives are expensed. Depreciation of property and equipment is provide on a straight-line basis at rates based upon expected useful lives of various classes of assets, as disclosed in Note 5. The rates used for pipeline and storage facilities of KPOP are the same as those which have been promulgated by the Federal Energy Regulatory Commission.

        The carrying value of property and equipment is periodically evaluated using undiscounted future cash flows as the basis for determining if impairment exists under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). To the extent impairment is indicated to exist, an impairment loss will be recognized under SFAS 121 based on fair value.

                       KANEB PIPE LINE COMPANY AND SUBSIDIARIES

                         Notes to Consolidated Balance Sheet

                                  December 31, 1998


   (e)  REVENUE RECOGNITION

        Revenues from the products marketing business are recognized when product is sold and title and risk pass to the customer. Pipeline transportation revenues are recognized upon receipt of the products into the pipeline system. Storage fees are billed one month in advance and are reported as deferred income. Revenue is recognized in the month services are provided.

   (f)  EXCESS OF COST OVER FAIR VALUE OF NET ASSETS OF ACQUIRED BUSINESS

        The excess of the cost of the products marketing business over the fair value of net assets acquired is being amortized on a straight-line basis over a period of 40 years. Accumulated amortization was $28,000 at December 31, 1998.

        The Company periodically evaluates the propriety of the carrying amount of the excess of cost over fair value of net assets of acquired business, as well as the amortization period, to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. The Company believes that no such impairment has occurred and that no reduction in estimated useful lives is warranted.

   (g)  ENVIRONMENTAL MATTERS

        Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action.

   (h)  KPP CASH DISTRIBUTIONS


        Kaneb Partners makes quarterly distributions of 100% of its Available Cash, as defined in its partnership agreement, to holders of limited partnership units and the Company. Available Cash consists generally of all the cash receipts of Kaneb Partners plus the beginning cash balance less all of its cash disbursement and reserves. The assets, other than Available Cash, cannot be distributed without a majority vote of the non-affiliate unitholders.


   (i)  ESTIMATES

        The preparation of the Company's balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

(2) SALE OF KPP UNITS

                                                                     (Continued)

                       KANEB PIPE LINE COMPANY AND SUBSIDIARIES

                         Notes to Consolidated Balance Sheet

                                  December 31, 1998


   In December 1997, the Company, through a wholly-owned subsidiary, sold 500,000 Units in KPP to a wholly-owned subsidiary of the Parent Company in exchange for two 8.75% notes receivable aggregating $14.5 million. One note, for $9.5 million, is due in 2003. The other note, for $5.0 million, is due upon demand. These notes are classified as a reduction to stockholder's equity.

(3) ASSET ACQUISITIONS

   On March 25, 1998, the Company acquired a products marketing business for $1.5 million, plus the cost of products inventory ($1.8 million). The products marketing business provides wholesale motor fuel marketing services throughout the Great Lakes and Rocky Mountain regions, as well as California. The asset purchase agreement includes a provision for an earn-out based on annual operating results of the acquired business for a five-year period ending in March 2003. No amounts were payable under the earn-out provision in 1998. The acquisition was accounted for using the purchase method of accounting.

   On October 30, 1998, KPP, through a wholly-owned subsidiary, entered into acquisition and joint venture agreements with Northville Industries Corp. ("Northville") to acquire and manage the former Northville terminal located in Linden, New Jersey. Under the agreements, KPP acquired a 50% interest in the newly-formed ST Linden Terminal, LLC for $20.5 million plus transaction costs. The investment was financed by KPP's existing revolving credit facility and a revolving promissory note. The investment is being accounted for by the equity method of accounting, with the excess cost over net book value of the equity investment being amortized over the life of the underlying assets. During 1998, KPP acquired other terminals and pipelines for aggregate consideration of $23.9 million.

   On February 1, 1999, KPP, through two wholly-owned subsidiaries, acquired six terminals in the United Kingdom from GATX Terminal Limited for L22.6 million (approximately $37.4 million) plus transaction costs and the assumption of certain liabilities. The acquisition was financed with term loans from a bank. The acquisition will be accounted for, beginning in February 1999, using the purchase method of accounting.

(4) INCOME TAXES

   The Company participates with the Parent Company in filing a consolidated Federal income tax return except for certain ST operations which are conducted through separate taxable wholly-owned corporate subsidiaries. The income taxes for the Company are reported as if it had filed on a separate return basis. Amounts payable or receivable for income taxes are included in receivable from affiliates.

   Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years.

   The Company has recorded a deferred tax asset of approximately $25.2 million at December 31, 1998, relating to domestic net operating loss carryforwards attributable to certain wholly-owned subsidiaries. The deferred tax asset is reduced by a valuation allowance of $22.7 million. The Company has recorded a deferred tax liability of $6.9 million as of December 31, 1998, primarily relating to differences between

                                                                     (Continued)

                       KANEB PIPE LINE COMPANY AND SUBSIDIARIES

                         Notes to Consolidated Balance Sheet

                                  December 31, 1998


   the financial and tax basis in Kaneb Partners's assets. The Company has also recorded a deferred tax liability of $3.6 million at December 31, 1998, which is associated with certain subsidiaries not included in the Parent Company's consolidated Federal income tax return.


(5) PROPERTY AND EQUIPMENT


   The cost of property and equipment as of December 31, 1998 is summarized as follows:

                                               ESTIMATED USEFUL
                                                 LIFE (YEARS)
                                              ------------------
     Land                                              -         $   19,744,000
     Buildings                                        35              7,626,000
     Furniture and fixtures                           16              2,763,000
     Transportation equipment                         6               4,131,000
     Machinery and equipment                       20 - 40           31,226,000
     Pipeline and terminaling equipment            20 - 40          305,745,000
     Investment in ST Linden Terminal, LLC            25             21,005,000
     Construction work-in-progress                    -               6,066,000
                                                                 --------------
        Total property and equipment                                398,306,000
     Accumulated depreciation                                      (108,631,000)
                                                                 --------------
        Net property and equipment                               $  289,675,000
                                                                 --------------
                                                                 --------------


   In December 1998, Kaneb Partners exercised its option to purchase pipeline equipment previously held under a capital lease for $5.1 million in cash.


(6) DEBT

   In October 1998, KPP, through a wholly-owned subsidiary, entered into a Promissory Note Agreement with a bank that, as amended on February 1, 1999, provides for a $15 million revolving credit availability through June 30, 1999. The Promissory Note Agreement, which is without recourse to the Parent Company, bears interest at variable interest rates and has a commitment fee of 0.35% per annum of the unused available balance. At December 31, 1998, $10.0 million was drawn under the Promissory Note Agreement and included in current liabilities.

                                                                     (Continued)

                       KANEB PIPE LINE COMPANY AND SUBSIDIARIES

                         Notes to Consolidated Balance Sheet

                                  December 31, 1998


   Long-term debt as of December 31, 1998 is summarized as follows:

          First mortgage notes due 2001 and 2002            $        60,000,000
          First mortgage notes due 2001 through 2016                 68,000,000
          Revolving credit facility due January 2001                 25,000,000
          Revolving credit facility due March 2001                    2,852,000
                                                           ---------------------
              Total long-term debt                                  155,852,000
          Less current portion                                               --
                                                           ---------------------
              Long-term debt                                $       155,852,000
                                                           ---------------------
                                                           ---------------------

   In March 1998, a wholly-owned subsidiary of the Company entered into a credit agreement with a bank that, as amended, provides for a $15 million revolving credit facility through March 2001. The credit facility bears interest at variable rates, has a commitment fee of 0.25% per annum on unutilized amounts and contains certain financial and operational covenants. The credit facility is secured by essentially all of the assets of the products marketing business. At December 31, 1998, $2.9 million was drawn on the facility.

   In 1994, KPP, through a wholly-owned subsidiary, entered into a restated credit agreement with a group of banks that, as subsequently amended, provides a $25 million revolving credit facility through January 31, 2001. The credit facility bears interest at variable interest rates and has a commitment fee of 0.15% per annum of the unused credit facility. At December 31, 1998, $25 million was drawn under the credit facility.

   Also in 1994, another wholly-owned subsidiary of KPP issued $33 million of first mortgage notes ("Notes") to a group of insurance companies. The Notes bear interest at the rate of 8.05% per annum and are due on December 22, 2001. In 1995, KPP issued $27 million of additional Notes due February 24, 2002 which bear interest at the rate of 8.37% per annum. The Notes and the credit facility are secured by a mortgage on the East Pipeline and contain certain financial and operational covenants.

   In June 1996, KPP issued $68.0 million of new first mortgage notes bearing interest at rates ranging from 7.08% to 7.98%. $35 million of these notes is due June 2001, $8.0 million is due June 2003, $10.0 million is due June 2006 and $15.0 million is due June 2016. The loan is secured, pari passu with the existing Notes and credit facility, by a mortgage on the East Pipeline.

                                                                     (Continued)

                       KANEB PIPE LINE COMPANY AND SUBSIDIARIES

                         Notes to Consolidated Balance Sheet

                                  December 31, 1998

(7) COMMITMENTS AND CONTINGENCIES

   The following is a schedule by years of future minimum lease payments under operating leases as of December 31, 1998:


               Year ending December 31:
               1999                           $      1,359,000
               2000                                  1,345,000
               2001                                  1,265,000
               2002                                  1,082,000
               2003                                  1,088,000
               Thereafter                              1023000
                                             ------------------
                                              $      7,162,000
                                             ------------------
                                             ------------------


   The operations of KPP are subject to Federal, state and local laws and regulations relating to protection of the environment. Although KPP believes its operations are in general compliance with applicable environmental regulations, risks of additional costs and liabilities are inherent in pipeline and terminal operations, and there can be no assurance significant costs and liabilities will not be incurred by KPP. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operation of KPP, could result in substantial costs and liabilities to KPP. KPP has recorded an undiscounted reserve for environmental claims in the amount of $5.3 million in December 31, 1998, including $4.5 million related to acquisitions of pipelines and terminals. During 1998, KPP incurred $0.6 million of costs related to such acquisition reserves and reduced the liability accordingly.


   In December 1995, Kaneb Partners acquired the liquids terminaling assets of Steuart Petroleum Company and certain of its affiliates. The asset purchase agreement includes a provision for an earn-out payment based upon revenues of one of the terminals exceeding a specified amount for a seven-year period ending in December 2002. No amount was payable under the earn-out provision in 1998.



   Certain subsidiaries of KPP are defendants in a lawsuit filled in a Texas state court in 1997 by Grace Energy Corporation ("Grace"), the entity from whom Kaneb Partners acquired ST in 1993, involving certain issues allegedly arising out of Kaneb Partners's acquisition of ST. Grace alleges that the defendants assumed responsibility for certain environmental damages to a former ST facility located in Massachusetts that occurred at a time prior to Kaneb Partners's acquisition of ST. The defendants have also received and responded to inquiries from two governmental authorities in connection with the same allegation by Grace. The defendants' consistent position is that it did not acquire the facility in question as part of the 1993 ST transaction and,


                                                                     (Continued)

                       KANEB PIPE LINE COMPANY AND SUBSIDIARIES

                         Notes to Consolidated Balance Sheet

                                  December 31, 1998


   consequently, did not assume any responsibility for the environmental damage. The case is set for trial in June 1999.

   The Company has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes, based on the advice of counsel, that the ultimate resolution of such contingencies, including the Grace litigation described above, will not have a materially adverse effect on the financial position of the Company.

(8) RELATED PARTY TRANSACTIONS

   The Parent Company is entitled to reimbursement of all direct and indirect costs related to the business activities of the Company. These costs, which totaled $5.6 million for the year ended December 31, 1998, include compensation and benefits for officers and employees of the Company and the Parent Company, insurance premiums, general and administrative costs, tax information and reporting costs, legal and audit fees. In addition, the Company paid $.2 million during 1998 for an allocable portion of the Parent Company's overhead expenses.

   The Company participates in the Parent Company's defined contribution benefit plan which covers substantially all domestic employees and provides for varying levels of employer matching. Included in the costs above are Company contributions to this plan of $.7 million for 1998.

(9) FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

   The estimated fair value of cash equivalents, accounts receivable and accounts payable approximate their carrying amount due to the relatively short period to maturity of these instruments. The estimated fair value of all debt as of December 31, 1998 was approximately $174 million as compared to the carrying value of $166 million. These fair values were estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The estimates presented above are not necessarily indicative of the amounts that would be realized in a current market exchange.

   The Company markets and sells its services to a broad base of customers and performs ongoing credit evaluations of its customers. The Company does not believe it has a significant concentration of credit risk at December 31, 1998. No customer constituted 10 percent or more of revenue in 1998.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:


      Securities and Exchange Commission registration fee. . .   $      45,541
      New York Stock Exchange listing fees . . . . . . . . . .          47,800
      Printing and engraving costs . . . . . . . . . . . . . .          50,000
      Legal fees and expenses. . . . . . . . . . . . . . . . .         125,000
      Accounting fees and expenses . . . . . . . . . . . . . .          45,000
      Miscellaneous. . . . . . . . . . . . . . . . . . . . . .           6,659
                                                                  -------------
        Total. . . . . . . . . . . . . . . . . . . . . . . . .   $     370,000
                                                                  -------------
                                                                  -------------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


      The partnership agreements of the Registrant and its subsidiary partnerships provide that they will, to the fullest extent permitted by law, indemnify and advance expenses to the general partner, any Departing Partner (as defined therein), any person who is or was an affiliate of the general partner or any Departing Partner, any person who is or was an officer, director, employee, partner, agent or trustee of the general partner or any Departing Partner or any affiliate of the general partner or any Departing Partner, or any person who is or was serving at the request of the general partner or any affiliate of the general partner or any Departing Partner or any affiliate of any Departing Partner as an officer, director, employee, partner, agent or trustee of another person ("Indemnitees") from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as the general partner, Departing Partner or an affiliate of either, an officer, director, employee, partner, agent or trustee of the general partner, any Departing Partner or affiliate of either or a person serving at the request of the Registrant in another entity in a similar capacity, provided that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee reasonably believed to be in or not opposed to the best interests of the Registrant and such action did not constitute gross negligence or willful misconduct on the part of the Indemnitee, and, with respect to any criminal proceeding, the Indemnitee had no reasonable cause to believe its conduct was unlawful. This indemnification would under certain circumstances include indemnification for liabilities under the Securities Act. In addition, each Indemnitee would automatically be entitled to the advancement of expenses in connection with the foregoing indemnification. Any indemnification under these provisions will be only out of the assets of the Registrant. The Registrant is authorized to purchase insurance against liabilities asserted against and expenses incurred by such persons in connection with the Registrant's activities, whether or not the Registrant would have the power to indemnify such person against such liabilities under the provisions described above.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a) Exhibits


            ***1.1  --   Form of Underwriting Agreement.
               4.1  --   Form of Amended and Restated Agreement of Limited
                         Partnership of Kaneb Partners (filed as Exhibit 4.1 to
                         Kaneb Partners's Quarterly Report on Form 10-Q filed
                         August 13, 1998 and incorporated by reference herein).
               4.2  --   Certificate of Limited Partnership of Kaneb Partners
                         (filed as Exhibit 3.2 to Kaneb Partners's Registration
                         Statement on Form S-1 (Reg. No. 33-30330) and
                         incorporated by reference herein).
           ****5.1  --   Opinion of Fulbright & Jaworski L.L.P.

           ****8.1  --   Opinion of Fulbright & Jaworski L.L.P. relating to tax
                         matters.
             *23.1  --   Consent of KPMG LLP.
             *23.2  --   Consent of PricewaterhouseCoopers LLP.
            **23.3  --   Consent of Counsel (the consent of Fulbright & Jaworski
                         L.L.P. to the use of their opinion filed as Exhibit 5.1
                         to the Registration Statement and the reference to
                         their firm in this Registration Statement is contained
                         in such opinion).
          ****23.4  --   Consent of Counsel (the consent of Fulbright & Jaworski
                         L.L.P. to the use of their opinion filed as Exhibit 8.1
                         to the Registration Statement and the reference to
                         their firm in this Registration Statement is contained
                         in such opinion).
             *24.1  --   Powers of Attorney (included on page II-5 of this
                         Registration Statement as originally filed).



--------
*     Previously filed.
**    To be filed by amendment.
*** To be filed as an exhibit to a current report on Form 8-K of the registrant.
****  Filed herewith.


      (b) Financial Statement Schedules

          Not applicable.

ITEM 17. UNDERTAKINGS


I.    The undersigned registrant hereby undertakes:


      (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
          Statement.

           i. To include any prospectus required by Section 10(a)(3) of the Securities Act;


           ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and


           iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement;


           provided, however, that paragraphs (9)(a)i and (9)(a)ii above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.


      (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


II. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


III. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                      SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richardson, State of Texas, on the 2nd day of June, 1999.


                                   KANEB PIPE LINE PARTNERS, L.P., by Kaneb
                                   Pipe Line Company, as General Partner



                                   By:        EDWARD D. DOHERTY
                                         Edward D. Doherty, Chairman





      Pursuant to the requirements of the Securities Act of 1933, this amendment to Registration Statement has been signed by the following persons, in the capacities and on the date indicated.



                                      POSITION WITH THE
         SIGNATURE                     GENERAL PARTNER                DATE
--------------------------------------------------------------------------------
                                   Chairman of the Board and
      EDWARD D. DOHERTY                    Director
      Edward D. Doherty          (Principal Executive Officer)    June 2, 1999

      JIMMY L. HARRISON*                  Controller
      Jimmy L. Harrison            (Principal Financial and
                                      Accounting Officer)         June 2, 1999

         SANGWOO AHN*
         Sangwoo Ahn                       Director               June 2, 1999

        JOHN R. BARNES*
        John R. Barnes                     Director               June 2, 1999

       MURRAY R. BILES*
       Murray R. Biles                     Director               June 2, 1999

     FRANK M. BURKE, JR*.
     Frank M. Burke, Jr.                   Director               June 2, 1999

        CHARLES R. COX*
        Charles R. Cox                     Director               June 2, 1999

         HANS KESSLER*
         Hans Kessler                      Director               June 2, 1999

       JAMES R. WHATLEY*
       James R. Whatley                    Director               June 2, 1999

*By    EDWARD D. DOHERTY
    Edward D. Doherty, as
     Attorney-in-Fact for
 each of the persons indicated

                                    EXHIBIT INDEX


             ***1.1  --  Form of Underwriting Agreement.
                4.1  --  Form of Amended and Restated Agreement of Limited
                         Partnership of Kaneb Partners (filed as Exhibit 4.1 to
                         Kaneb Partners's Quarterly Report on Form 10-Q filed
                         August 13, 1998 and incorporated by reference herein).
                4.2  --  Certificate of Limited Partnership of Kaneb Partners
                         (filed as Exhibit 3.2 to Kaneb Partners's Registration
                         Statement on Form S-1 (Reg. No. 33-30330) and incorporated by reference herein).
            ****5.1  --  Opinion of Fulbright & Jaworski L.L.P.

            ****8.1  --  Opinion of Fulbright & Jaworski L.L.P. relating to tax matters.
              *23.1  --  Consent of KPMG LLP.
              *23.2  --  Consent of PricewaterhouseCoopers LLP.
             **23.3  --  Consent of Counsel (the consent of Fulbright & Jaworski
                         L.L.P. to the use of their opinion filed as Exhibit 5.1 to the Registration Statement and the reference to their firm in this Registration Statement is contained in such opinion).
           ****23.4  --  Consent of Counsel (the consent of Fulbright & Jaworski
                         L.L.P. to the use of their opinion filed as Exhibit 8.1 to the Registration Statement and the reference to their firm in this Registration Statement is contained in such opinion).
              *24.1  --  Powers of Attorney (included on page II-5 of this
                         Registration Statement as originally filed).

--------
*     Previously filed.
**    To be filed by amendment.
*** To be filed as an exhibit to a current report on Form 8-K of the registrant.
****  Filed herewith.